3/31

03007878

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Giordano Intl Ltd

*CURRENT ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3780 FISCAL YEAR 12-31-02

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/1/03

03 MAR 31 AM 7:21

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

ARLS
12-31-02

GIORDANO

Giordano International Limited
佐丹奴國際有限公司

ANNUAL
REPORT
2002
年報

目 錄
CONTENTS

十年財務與業務摘要
TEN-YEAR FINANCIAL AND OPERATION HIGHLIGHTS

(除特別註明外，以港幣百萬元為單位)	*(In HK$ millions unless otherwise specified)*
營業額	Turnover
毛利	Gross profit
毛利率	Gross margin
經營溢利	Operating profit
經營溢利率	Operating margin
股東應佔溢利	Profit attributable to shareholders
銷售回報率	Return on sales
現金及銀行結存減銀行貸款及透支	Cash and bank balances less bank loans and overdrafts
營運資金	Working capital
總資產	Total assets
總負債(附註 1)	Total liabilities (Note 1)
股東資金(附註 1)	Shareholders' funds (Note 1)
每股盈利 — 基本(港仙)(附註 2)	Earnings per share – Basic (HK cents) (Note 2)
每股中期股息(港仙)(附註 2)	Interim dividend per share (HK cents) (Note 2)
每股末期股息(港仙)(附註 2)	Final dividend per share (HK cents) (Note 2)
每股特別股息(港仙)(附註 2)	Special dividend per share (HK cents) (Note 2)
平均總資產回報率	Return on average total assets
平均股東資金回報率	Return on average shareholders' funds
存貨對銷售之流轉比率(日數)(附註 6)	Inventory turnover on sales (days) (Note 6)
流動比率(倍數)	Current ratio (times)
總負債與股東資金比率	Total liabilities to shareholders' funds
直接管理門市	Directly managed stores
門市數目(附註 5)	Number of stores (Note 5)
銷售面積(以千平方呎為單位)(附註 5)	Saleable area (in thousands of square feet) (Note 5)
每平方呎銷售額(港元)(附註 3)	Sales per square foot (HK$) (Note 3)
每平方呎毛利額(港元)(附註 3)	Gross profit per square foot (HK$) (Note 3)
可比較門市之銷售額(減少)/增長(附註 4)	Comparable store sales (decrease)/increase (Note 4)
售貨員數目(附註 5)	Number of sales associates (Note 5)
門市總數(附註 5)	Total stores (Note 5)
僱員總數(附註 5)	Total employees (Note 5)
分部間採購之百分率	Inter-segment purchases percentage

附註：

1. 一九九三年至二零零零年之數字已因採納會計實務準則第九號(經修訂)而作出調整。該會計實務準則於二零零一年一月一日或以後開始之會計年度生效
2. 一九九三年至一九九九年之數字已按以一拆二之股份拆細作出調整
3. 按加權平均基準計算
4. 指於兩年作比較之財政年度內均開業十二個月之門市
5. 年結日數字
6. 年結日之存貨除全年營業額乘三百六十五日

Notes:

1. Figures from 1993 to 2000 are adjusted for the adoption of SSAP 9 (revised) which is effective for accounting years commencing on or after January 1, 2001
2. Figures from 1993 to 1999 are adjusted for the effect of the 1-to-2 share subdivision
3. On weighted average basis
4. For stores which were open for the full 12 months in each of the two fiscal years under comparison
5. Figures as at year end
6. Inventory held at year end divided by full year turnover times 365 days

2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
3,588	3,479	3,431	3,092	2,609	3,014	3,522	3,482	2,864	2,334
1,677	1,544	1,516	1,352	1,029	1,240	1,464	1,517	1,330	1,086
46.7%	44.4%	44.2%	43.7%	39.4%	41.1%	41.6%	43.6%	46.4%	46.5%
375	372	425	351	70	60	299	304	243	183
10.5%	10.7%	12.4%	11.4%	2.7%	2.0%	8.5%	8.7%	8.5%	7.8%
341	377	416	360	76	68	261	250	195	138
9.5%	10.8%	12.1%	11.6%	2.9%	2.3%	7.4%	7.2%	6.8%	5.9%
614	494	747	803	340	192	178	196	37	25
861	798	1,014	960	725	655	752	560	410	338
2,414	2,371	2,110	1,913	1,435	1,408	1,591	1,524	1,041	824
485	625	511	456	299	340	363	540	395	328
1,868	1,695	1,558	1,449	1,135	1,069	1,220	976	593	496
23.70	26.30	29.30	25.65	5.40	4.80	18.45	19.40	15.45	11.00
4.50	4.50	4.25	3.25	0.50	2.50	2.25	2.25	1.75	1.25
4.50	4.50	6.00	5.50	1.75	0.00	5.75	4.50	3.75	3.25
10.00	5.00	5.00	8.50	0.00	0.00	0.00	0.00	0.00	0.00
14.3%	16.8%	20.7%	21.5%	5.3%	4.5%	16.8%	19.5%	20.9%	17.6%
19.1%	23.2%	27.7%	27.9%	6.9%	5.9%	23.8%	31.8%	35.8%	31.0%
26	30	32	28	44	48	58	55	53	59
2.8	2.3	3.1	3.2	3.6	3.1	3.3	2.1	2.1	2.0
26.0%	36.9%	32.8%	31.5%	26.3%	31.8%	29.8%	55.3%	66.6%	66.1%
473	456	367	317	308	324	294	280	283	257
599	598	466	359	301	314	296	286	283	210
4,500	5,100	7,400	8,400	6,800	8,000	9,900	10,500	10,600	12,600
2,300	2,500	3,600	4,300	3,000	3,700	4,500	4,700	4,500	5,700
(2%)	(4%)	4%	21%	(13%)	(11%)	(6%)	8%	(9%)	15%
2,896	2,603	2,417	2,026	1,681	1,929	1,958	2,069	1,928	1,502
1,256	1,159	920	740	678	640	515	451	360	278
8,027	8,287	7,166	6,237	6,319	8,175	10,004	10,348	6,863	2,330
26%	24%	25%	22%	27%	35%	40%	43%	33%	28%

公 司 資 料
CORPORATE INFORMATION

董事會
執行董事

劉國權先生
（主席及行政總裁）
馮永昌先生
馬灼安先生

非執行董事

William Garrett BENNETT先生

獨立非執行董事

歐文柱先生
畢滌凡先生
李鵬飛先生，JP

BOARD OF DIRECTORS
Executive Directors

Mr. LAU Kwok Kuen, Peter
(Chairman and Chief Executive)
Mr. FUNG Wing Cheong, Charles
Mr. MAH Chuck On, Bernard

Non-Executive Director

Mr. William Garrett BENNETT

Independent Non-Executive Directors

Mr. AU Man Chu, Milton
Mr. Barry John BUTTIFANT
Mr. LEE Peng Fei, Allen, JP

董事會顧問
梁覺教授

BOARD ADVISOR
Prof. LEUNG Kwok

公司秘書
梁思敏女士

COMPANY SECRETARY
Ms. LEUNG Sze Man, Alice

審核委員會
畢滌凡先生
歐文柱先生
李鵬飛先生，JP

AUDIT COMMITTEE
Mr. Barry John BUTTIFANT
Mr. AU Man Chu, Milton
Mr. LEE Peng Fei, Allen, JP

薪酬委員會
劉國權先生
畢滌凡先生
李鵬飛先生，JP
梁覺教授

COMPENSATION COMMITTEE
Mr. LAU Kwok Kuen, Peter
Mr. Barry John BUTTIFANT
Mr. LEE Peng Fei, Allen, JP
Prof. LEUNG Kwok

授權代表
劉國權先生
梁思敏女士

AUTHORIZED REPRESENTATIVES
Mr. LAU Kwok Kuen, Peter
Ms. LEUNG Sze Man, Alice

核數師

羅兵咸永道會計師事務所
香港執業會計師

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

REGISTERED OFFICE

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點

香港
九龍
長沙灣道七七七至七七九號
天安工業大廈五樓

PRINCIPAL PLACE OF BUSINESS

5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

於香港之股份過戶登記分處

雅柏勤證券登記有限公司
香港
灣仔
告士打道五十六號
東亞銀行港灣中心地下

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Abacus Share Registrars Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai Hong Kong

主要往來銀行

香港上海滙豐銀行有限公司
渣打銀行
花旗銀行

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Citibank N.A.

投資者參考資料
INFORMATION FOR INVESTORS

重要日期

暫停辦理股份過戶登記

二零零三年四月二十二日至
二零零三年四月二十四日
(首尾兩日包括在內)

股東週年大會

二零零三年四月二十四日

股息

中期股息	：每股港幣四點五仙
派發日期	：二零零二年九月十一日
建議末期股息	：每股港幣四點五仙
建議特別股息	：每股港幣一角
建議派發日期	：二零零三年五月十五日

IMPORTANT DATES

Closure of Register of Members

April 22, 2003 to April 24, 2003
(both days inclusive)

Annual General Meeting

April 24, 2003

Dividends

Interim Dividend	: 4.5 HK cents per share
Paid	: September 11, 2002
Proposed Final Dividend	: 4.5 HK cents per share
Proposed Special Dividend	: 10.0 HK cents per share
Payable	: May 15, 2003

股份編號

香港聯合交易所	: 709
彭博	: 709 HK
路透社	: 0709.HK

STOCK CODE

Stock Exchange of Hong Kong	: 709
Bloomberg	: 709 HK
Reuters	: 0709.HK

投資者聯絡處

羅翠妍女士
主席助理
佐丹奴國際有限公司
香港九龍
長沙灣道七七七至七七九號
天安工業大廈五樓
電話 : (852) 2746 4727
傳真 : (852) 2370 8864
電子郵箱 : alisonlaw@giordano.com.hk

INVESTOR RELATIONS CONTACT

Ms. Alison Law
Assistant to Chairman
Giordano International Limited
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong
Telephone : (852) 2746 4727
Facsimile : (852) 2370 8864
E-mail : alisonlaw@giordano.com.hk

網址

www.giordano.com.hk

WEBSITE

www.giordano.com.hk

董事

劉國權先生，現年五十歲，主席。劉先生亦出任行政總裁兼董事總經理。彼於一九八七年加入本集團，並於一九九四年二月八日成為行政總裁，其後於一九九四年八月十日獲委任為本公司董事會主席。彼亦為大快活集團有限公司及新昌營造集團有限公司之獨立非執行董事。劉先生持有加拿大卡加里大學工商管理碩士學位。彼為加拿大特許會計師公會會員。於加入本集團前，劉先生於加拿大之私人公司及政府機構有超過十二年會計工作經驗。彼為劉國傑先生（本集團其中一位高級管理人員）之兄長。

歐文柱先生，現年五十二歲，獨立非執行董事。歐先生持有加拿大阿伯特大學商業學學士學位。彼為加拿大特許會計師公會會員。歐先生擁有超過二十五年財務及管理的經驗。彼為Noble Group Limited之執行董事，而Noble Group Limited為一間於新加坡上市之公司。歐先生於二零零零年十二月十一日起獲委任為本公司獨立非執行董事。

William Garrett BENNETT先生，現年四十一歲，非執行董事。彼於一九八六年加入本集團，現為本集團之品牌管理及產品發展策劃、執行及控制顧問。彼擁有十九年時裝設計及市場推廣之經驗。彼於二零零一年一月一日辭去執行董事職務，但繼續留任本公司非執行董事。

DIRECTORS

Mr. LAU Kwok Kuen, Peter, aged 50, Chairman. Mr. Lau also holds the positions of Chief Executive and Managing Director. He joined the Group in 1987 and became the Chief Executive on February 8, 1994. He was elected Chairman of the Board of Directors of the Company on August 10, 1994. He is also an independent non-executive director of both Fairwood Holdings Limited and Hsin Chong Construction Group Ltd. Mr. Lau holds an MBA degree from the University of Calgary in Canada. He is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, Mr. Lau had over 12 years' accounting experience in the private and public sectors in Canada. He is the brother of Mr. Lau Kwok Kit, Albert, one of the senior officers of the Group.

Mr. AU Man Chu, Milton, aged 52, Independent Non-executive Director. Mr. Au holds a Bachelor of Commerce degree from the University of Alberta in Canada. He is a member of the Canadian Institute of Chartered Accountants. Mr. Au has over 25 years' experience in finance and management. He is an executive director of Noble Group Limited, a company listed in Singapore. Mr. Au was appointed Independent Non-executive Director of the Company on December 11, 2000.

Mr. William Garrett BENNETT, aged 41, Non-executive Director. Mr. Bennett joined the Group in 1986 and presently, he is a consultant of the Group's brand management and overall product development planning, implementation and control. He has 19 years' experience in fashion design and marketing. Mr. Bennett resigned as Executive Director effective January 1, 2001 and remains as a Non-executive Director of the Company.

畢滌凡先生，現年五十八歲，獨立非執行董事。畢先生為和記行(集團)有限公司業務及企業發展顧問，並為台和商事控股有限公司及招商迪辰(亞洲)有限公司獨立非執行董事。於加入和記行(集團)有限公司前，彼於萬威國際有限公司擔任董事總經理超過八年，並曾於森那美香港有限公司及寶麗碧集團工作超過十一年，期間曾出任財務董事及董事總經理。畢先生為英國特許公認會計師公會及香港會計師公會資深會員，彼亦為Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。畢先生於一九九一年五月出任本公司獨立非執行董事。

Mr. Barry John BUTTIFANT, aged 58, Independent Non-executive Director. Mr. Buttifant is the Adviser to the Board of Directors of Wo Kee Hong (Holdings) Limited and also an independent non-executive director of both Daiwa Associate Holdings Limited and China Merchants DiChain (Asia) Limited. Prior to joining Wo Kee Hong (Holdings) Limited, he was the managing director of IDT International Limited for over eight years and worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of finance director and managing director. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors. Mr. Buttifant became an Independent Non-executive Director of the Company in May 1991.

馮永昌先生，現年四十一歲，執行董事。馮先生亦分別出任本集團於東南亞及台灣零售業務之業務總裁及總經理。彼持有香港大學學士學位及新加坡國立大學工商管理碩士學位。馮先生於一九八八年加入本集團，並在一九九七年二月十一日獲委任為本公司之執行董事。於加入本集團前，彼具有五年房地產業務經驗。

Mr. FUNG Wing Cheong, Charles, aged 41, Executive Director. Mr. Fung also holds the positions of Chief Operations Officer and General Manager of the Group's retail operations in South East Asia and Taiwan respectively. He holds a bachelor degree from the University of Hong Kong and an MBA degree from the National University of Singapore. Mr. Fung joined the Group in 1988 and was appointed Executive Director of the Company on February 11, 1997. Before joining the Group, he worked for five years in the real estate business.

李鵬飛先生，JP，現年六十二歲，獨立非執行董事。李先生持有香港理工大學工程博士榮譽學位及中文大學法學博士榮譽學位。彼為中華人民共和國第十屆全國人民代表大會香港特別行政區代表，並積極參與公共事務。李先生於一九九九年九月十日起獲委任為本公司獨立非執行董事。

Mr. LEE Peng Fei, Allen, JP, aged 62, Independent Non-executive Director. Mr. Lee holds an honorary degree of Doctor of Engineering from Hong Kong Polytechnic University and an honorary degree of Doctor of Laws from The Chinese University of Hong Kong. He is a deputy of Hong Kong SAR, the 10th National People's Congress, PRC. Mr. Lee has taken an active role in public service. Mr. Lee was appointed Independent Non-executive Director of the Company on September 10, 1999.

馬灼安先生，現年五十三歲，執行董事。馬先生亦出任本集團中國大陸零售業務之董事總經理。彼於一九九六年加入本集團，並於一九九九年六月十四日獲委任為本公司之執行董事。馬先生持有加拿大阿伯特大學商業管理學士學位，並為加拿大特許會計師公會會員。於加入本集團前，馬先生曾在加拿大政府之會計及核數部門擔任要職達十五年。彼亦擁有工商業投資及商業管理資深經驗。

Mr. MAH Chuck On, Bernard, aged 53, Executive Director. Mr. Mah also holds the position of Managing Director of the Group's retail operations in Mainland China. He joined the Group in 1996 and was appointed Executive Director of the Company on June 14, 1999. Mr. Mah holds a bachelor degree in Business Administration from the University of Alberta in Canada and is a member of the Canadian Institute of Chartered Accountants. Prior to joining the Group, Mr. Mah had 15 years' experience in senior government positions in accounting and auditing in Canada. He also had extensive experience in industrial and commercial investment and business administration.

董事會顧問

梁覺教授，現年四十四歲，董事會顧問。梁教授於美國伊利諾大學取得心理學博士學位，現任香港城市大學管理學系講座教授。梁教授為國際知名學者，對香港及中國大陸主要機構及政府部門亦具有豐富的顧問經驗。梁教授自一九八七年起為本集團提供顧問服務。

BOARD ADVISOR

Professor LEUNG Kwok, aged 44, Board Advisor. Professor Leung received his Ph.D. in Psychology from University of Illinois, Urbana-Champaign, U.S.A. He holds a chair in management at City University of Hong Kong. In addition to his international reputation for his scholarly work, he also has wide-ranging consulting experiences with major organizations and government departments in Hong Kong and Mainland China. Professor Leung has been providing consulting services to the Group since 1987.

高級管理人員

張國良先生，現年五十一歲，亮志製衣有限公司之董事總經理。彼於一九九零年加入本集團。張先生擁有超過二十八年成衣製造的經驗。

John Francis FAHEY先生，現年四十歲，Giordano (Australia) Pty. Limited 總經理。彼持有澳洲Monash University 經濟學士學位。彼為澳洲特許會計師公會會員。彼於二零零零年加入本集團。於加入本集團前，彼擁有十五年在澳洲主要零售公司工作之經驗。

侯彤先生，現年三十四歲，集團資訊科技總監。侯先生畢業於中國中山大學。彼於一九九二年加入本集團，並擁有超過十一年資訊科技方面經驗。

小林由紀江女士，現年三十一歲，產品陳列總監。小林女士負責集團產品陳列工作。彼在此方面擁有八年專業經驗。彼於二零零一年加入本集團。於加入本集團前，彼曾於日本一國際服裝品牌工作。小林女士持有日本東京Seisen Women's University 之英文學院文憑。

林家碧女士，現年三十歲，內部審計經理。林女士持有香港理工大學會計學學士學位。彼為英國特許公認會計師公會會員、香港會計師公會會員及內部審計師協會會員。林女士於二零零零年加入本集團。於加入本集團前，彼有超過五年審計工作經驗。

SENIOR OFFICERS

Mr. CHEUNG Kwok Leung, aged 51, Managing Director of Gloss Mind Garment Manufacturing Company Limited. He joined the Group in 1990. Mr. Cheung has over 28 years' experience in the garment manufacturing industry.

Mr. John Francis FAHEY, aged 40, General Manager of Giordano (Australia) Pty. Limited. Mr. Fahey holds a bachelor degree in Economics from Monash University in Australia. He is an associate member of the Australian Institute of Chartered Accountants. He joined the Group in 2000. Prior to joining the Group, Mr. Fahey had 15 years' experience with major Australian retail companies.

Mr. HOU Tong, aged 34, Group Information Technology Director. Mr. Hou is a graduate of Zhong Shan University in Mainland China. He joined the Group in 1992 and has over 11 years' experience in the information technology field.

Ms. Yukie KOBAYASHI, aged 31, Director of Visual Merchandising. Ms. Kobayashi is responsible for overall visual merchandising functions of the Group. She has specialised herself for eight years in the field. She joined the Group in 2001. Before joining the Group, she was providing service in a multinational apparel brand in Japan. Ms. Kobayashi holds a diploma of English Language from Seisen Women's University in Tokyo, Japan.

Ms. LAM Ka Pik, Lucia, aged 30, Internal Audit Manager. Ms. Lam holds a bachelor degree in Accountancy from Hong Kong Polytechnic University. She is an associate member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Society of Accountants and a member of the Institute of Internal Auditors. Ms. Lam joined the Group in 2000. Before joining the Group, she has over five years' experience in the audit field.

林偉智先生，現年四十七歲，高級副總裁(國際業務)。林先生對亞洲零售業具有資深經驗。自一九七九年林先生畢業於香港中文大學後，彼一直從事零售行業，並在香港、新加坡、台灣、韓國、菲律賓及日本等各零售市場取得豐富經驗。林先生曾於一九八六年至一九九六年間管理本集團不同地區之零售業務，包括香港、新加坡及台灣等市場。彼於一九九九年再度加入本集團，現駐職新加坡並負責國際業務發展。

Mr. LAM Chuen Chi, aged 47, Senior Vice President, International Business. Mr. Lam is a veteran in the Asian retailing industry. Ever since he graduated from The Chinese University of Hong Kong in 1979, he has exposure in the retail markets in Hong Kong, Singapore, Taiwan, Korea, the Philippines and Japan. During the period from 1986 to 1996, Mr. Lam managed the Group's retail operations in different markets including Hong Kong, Singapore and Taiwan. He re-joined the Group in 1999 and stations in Singapore responsible for international business development.

劉國傑先生，現年四十六歲，虎威製衣有限公司副總裁。劉先生持有加拿大阿伯特大學工商管理學士學位。彼於一九九六年加入本集團，並負責本集團於中國大陸之業務發展。於加入本集團前，劉先生曾於金融業有七年外部及內部核數經驗，其中四年任加拿大阿伯特省政府核數師負責金融性質之機構。彼亦曾於香港一上市公司取得工商業投資及商業管理經驗。劉先生為劉國權先生(本集團主席)之弟。

Mr. LAU Kwok Kit, Albert, aged 46, Vice President of Tiger Enterprises Limited. Mr. Lau holds a bachelor degree in Business Administration and Commerce from the University of Alberta in Canada. He joined the Group in 1996 and is responsible for the Group's business development in Mainland China. Prior to joining the Group, Mr. Lau had seven years' external and internal audit experiences in the finance sector in which he worked for Alberta Provincial Government as an auditor for the financial institution for four years. He also had experience in business investment and administration in a listed company in Hong Kong. Mr. Lau is the brother of Mr. Lau Kwok Kuen, Peter, the Chairman of the Group.

羅翠妍女士，現年三十五歲，主席助理。羅女士持有加拿大英屬哥倫比亞大學商管學士學位，並為加拿大英屬哥倫比亞公認管理會計師公會會員及特許財務分析師持有人。羅女士於二零零一年加入本集團，並主要負責投資者公關工作。於加入本集團前，彼擁有八年基金管理及投資分析工作經驗。

Ms. LAW Chui Yin, Alison, aged 35, Assistant to Chairman. Ms. Law holds a bachelor degree in Commerce from the University of British Columbia in Canada and is a member of the Society of Certified Management Accountants of British Columbia and a Chartered Financial Analyst (CFA) charterholder. Ms. Law joined the Group in 2001 and is primarily responsible for investor relations. Before joining the Group, she worked in the fund management and investment analysis field for eight years.

梁思敏女士，現年三十三歲，公司秘書。梁女士畢業於香港理工大學，彼為香港公司秘書公會會員。梁女士於一九九七年加入本集團，擁有超過十年公司秘書方面經驗。

Ms. LEUNG Sze Man, Alice, aged 33, Company Secretary. Ms. Leung is a graduate of Hong Kong Polytechnic University. She is an associate member of The Hong Kong Institute of Company Secretaries. Ms. Leung joined the Group in 1997 and has over 10 years' experience in the company secretarial field.

呂志雄先生，現年四十一歲，集團財務總監。呂先生持有香港科技大學工商管理碩士學位及香港中文大學財務碩士學位。彼為英國特許公認會計師公會資深會員。呂先生亦為香港會計師公會及加拿大公認會計師公會會員。彼於二零零二年加入本集團。呂先生擁有超過二十年財務及會計方面之經驗。

Mr. LUI Chi Hung, aged 41, Group Financial Controller. Mr. Lui holds an MBA degree from The Hong Kong University of Science and Technology and a Master degree in Finance from The Chinese University of Hong Kong. He is a fellow member of the Association of Chartered Certified Accountants. Mr. Lui is also an associate member of the Hong Kong Society of Accountants and the Certified General Accountants' Association of Canada. He joined the Group in 2002. Mr. Lui has over 20 years' experience in finance and accounting fields.

鄧慧珊女士，現年三十四歲，高灝製衣有限公司總經理。鄧女士持有香港中文大學工商管理碩士學位。彼於一九九零年加入本集團為管理見習生。鄧女士在香港及中國大陸製衣業務取得豐富經驗。

黃百全先生，現年三十五歲，副總經理。黃先生持有香港大學社會科學學士學位。彼於一九九零年加入本集團為管理見習生。現時黃先生負責中國大陸華北地區之零售業務及發展。彼在本集團之香港、中國大陸及台灣之零售業務取得豐富經驗。

Ms. TANG Wai Shan, aged 34, General Manager of Global Apparel Manufacturing Limited. Ms. Tang holds an MBA degree from The Chinese University of Hong Kong. She joined the Group in 1990 as a management trainee. Ms. Tang has gained extensive experiences in manufacturing operations in Hong Kong and Mainland China.

Mr. WONG Pak Chuen, Paul, aged 35, Assistant General Manager. Mr. Wong holds a bachelor degree in Social Sciences from the University of Hong Kong. He joined the Group in 1990 as a management trainee. Presently, Mr. Wong is responsible for retail operations and business development in the northern part of Mainland China. He has gained extensive experiences in the Group's retail operations in Hong Kong, Mainland China and Taiwan.

主席報告書
CHAIRMAN'S STATEMENT

致列位股東：

二零零二年之營業額為港幣三十五億八千八百萬元，較二零零一年錄得之港幣三十四億七千九百萬元，上升百分之三點一。

扣除撤出德國市場一次過之費用後，二零零二年之股東應佔溢利為港幣三億四千一百萬元，較二零零一年錄得之港幣三億七千七百萬元減少百分之九點五。

綜合毛利率由二零零一年之百分之四十四點四，上升至二零零二年百分之四十六點七。於年底，存貨對銷售之流轉比率為二十六日，二零零一年則三十日。

董事會建議派付二零零二年之末期股息每股港幣四點五仙及特別股息每股港幣一角。連同中期股息每股港幣四點五仙，全年度的股息為每股港幣一角九仙。

二零零二年期間，本公司在各個市場的業績表現詳情，請參閱本年報內之管理層之論述及分析。

總括而言，本公司於二零零二年致力於加強所有市場之品牌定位，堅拒加入其他競爭對手之割價經營模式。我們抱此信念，當經濟復蘇時，我們強健的品牌定位自會從競爭中區分出來。

於二零零二年，德國市場在經過多個月的運作出現問題，本公司決定撤出德國市場；本公司亦藉著對外採購之好處進一步收縮製衣業務。此兩項決定之影響已於二零零二年財務報表中反映。

二零零三年對所有零售商來說都是一個艱難期。然而，在一個穩固財政狀況、強健品牌定位及不存在一次過之費用承擔的情況下，我們展望營業額及股東應佔溢利兩方面均會有所增長。

Dear Shareholders,

Turnover in 2002 was HK$3,588 million, a 3.1 percent increase from the HK$3,479 million reported in 2001.

Profit attributable to shareholders in 2002, after taking one time charges in pulling out from Germany, was HK$341 million, a decrease of 9.5 percent from the HK$377 million recorded in 2001.

Gross margin, on a consolidated basis, rose to 46.7 percent, against 44.4 percent in 2001. At year end, inventory turnover was 26 days, compared with 30 days at year end of 2001.

The Board has recommended a final dividend of 4.5 HK cents per share for 2002 and special dividend of 10.0 HK cents per share. Total dividend, including the 4.5 HK cents interim dividend per share, amounts to 19.0 HK cents per share.

The Company's operating markets performed differently during 2002. More information is disclosed in the Management's Discussion and Analysis section in this annual report.

Overall, in 2002 the Company was continuing its effort to strengthening its brand position in all markets, refusing to resort to price-cutting as many of our competitors were doing. We hold the belief that when the economy rebounds, our strong brand position will distinguish itself from the competition.

During 2002, the Company made decisions to pull out from the Germany market which turned problematic to us after early months of operation. The Company also took moves to further downsize our manufacturing operation to take advantage of outsourcing opportunities. The effect of both decisions had been reflected in the accounts of 2002.

The year 2003 will not be easy for all retailers. However, on a solid financial position, strong brand positioning and the absence of one time charges, we are looking for growth both in turnover and profit attributable to shareholders.

本人暨管理層在此感謝股東及供應商之支持。我們並且鼓勵員工繼續對二零零一年及二零零二年期間開始的資訊系統及採購程序之重新整合方面，發揮其主動精神。此主動精神需持續之決心及努力去完成。

Management and I are thankful to the support from our shareholders and suppliers. We also encourage our staff to continue the initiatives started during 2001 and 2002 in restructuring our information systems and procurement processes. These initiatives will require continued resolve and further effort to complete.

劉國權
主席

二零零三年三月十三日

PETER LAU
Chairman

March 13, 2003

管理層對經營業績及財政狀況之論述及分析
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

經營業績

RESULTS OF OPERATIONS

營業額

截至二零零二年十二月三十一日止財政年度之總營業額上升百分之三點一至港幣三十五億八千八百萬元（二零零一年：港幣三十四億七千九百萬元）。

Turnover

For the fiscal year ended December 31, 2002, total turnover increased 3.1 percent, to HK$3,588 million (2001: HK$3,479 million).

零售及分銷部門之銷售額達港幣三十三億七千五百萬元（二零零一年：港幣三十二億六千二百萬元），佔本集團總營業額百分之九十四點一，比對去年同期取得增長百分之三點五。

Sales of the Retail and Distribution Division, which accounted for 94.1 percent of the Group's total turnover, amounted to HK$3,375 million (2001: HK$3,262 million). This represented a year-on-year growth of 3.5 percent.

製衣部門之營業額在抵銷分部間之銷售額前，較去年增長百分之四點四至港幣七億五千九百萬元（二零零一年：港幣七億二千七百萬元）。在抵銷分部間之銷售額後之營業額達港幣二億一千三百萬元（二零零一年：港幣二億一千七百萬元），較去年減少百分之一點八。

The Manufacturing Division registered a 4.4 percent growth from the previous year in turnover before elimination of inter-segment sales, to HK$759 million (2001: HK$727 million). Turnover after elimination of inter-segment sales was HK$213 million (2001: HK$217 million), a 1.8 percent decrease from the prior year.

毛利

毛利比較二零零一年上升百分之八點六至港幣十六億七千七百萬元（二零零一年：港幣十五億四千四百萬元），而截至本財政年度止，毛利率增加二百三十個基點至百分之四十六點七（二零零一年：百分之四十四點四）。

Gross Profit

Gross profit increased 8.6 percent over 2001, to HK$1,677 million (2001: HK$1,544 million). By the end of the fiscal year, gross profit margin expanded by 230 basis points to 46.7 percent (2001: 44.4 percent).

縱使在消費者信心疲弱及市場通縮的環境下，管理層仍會透過提供與別不同及高增值*Giordano*品牌的貨品，以及提高*Bluestar Exchange*品牌的採購能力，重申增加邊際毛利之策略。

Amid the weak consumer sentiment and deflationary environment, Management reiterated the strategy of margin expansion through offering meaningfully differentiated and high value-added merchandise for the *Giordano* brand and enhancing sourcing capabilities for the *Bluestar Exchange* brand.

分銷、管理及其他經營費用

總經營費用為港幣十四億元(二零零一年：港幣十二億九千九百萬元)，比對去年同期增加百分之七點八。倘於計算時不包括新市場在內，去年之總經營費用則增加百分之五。分銷費用合共為港幣九億九千四百萬元(二零零一年：港幣九億二千八百萬元)，較二零零一年上升百分之七點一。於二零零二年，舖租支出上升百分之九點九，而店舖員工成本則增加百分之五點六，這主要是由於若干市場擴充經營面積及租金上升所致。管理費用上升百分之十三點一至港幣一億五千五百萬元(二零零一年：港幣一億三千七百萬元)，主要因為新門市開業及兩個新市場全年營運之影響所致。

其他經營費用則由二零零一年之港幣二億三千四百萬元增加至二零零二年之港幣二億五千一百萬元，比對去年同期上升百分之七點三。*Bluestar Exchange*於九月底結束其於德國之業務，就此停業而作出之固定資產撇銷及相關費用為港幣一千萬元。

經營溢利及未計利息、稅項、折舊及攤銷費用之盈利(EBITDA)

經營溢利為港幣三億七千五百萬元，較二零零一年之港幣三億七千二百萬元上升百分之零點八。倘不包括新市場在內，經營溢利則增加百分之九；而二零零二年財政年度是日本市場首次錄得十二個月之整體經營虧損年度。

零售及分銷部門之經營溢利為港幣三億一千萬元(二零零一年：港幣二億九千七百萬元)，佔本集團之經營溢利百分之八十二點七(二零零一年：百分之七十九點八)。

經營溢利率仍然維持在與二零零一年相若之水平(二零零二年：百分之十點五；二零零一年：百分之十點七)。然而，倘不包括新市場在內，經營溢利率則由二零零一年錄得之百分之十一點二上升至百分之十一點九。

Distribution, Administrative and Other Operating Expenses

Total operating expenses were HK$1,400 million (2001: HK$1,299 million), up 7.8 percent year-on-year. When new markets were excluded from the calculation, total operating expenses would have increased 5.0 percent over the prior year. Distribution expense, totaling HK$994 million (2001: HK$928 million), rose 7.1 percent from 2001. In 2002, shop occupancy charges increased 9.9 percent and shop staff cost grew 5.6 percent, mainly due to trading area expansion and rental hikes in certain markets. Administrative expense rose 13.1 percent to HK$155 million (2001: HK$137 million). The increase was largely attributable to new outlet openings and the impact of the two new markets operating for the full year.

Other operating expense increased from HK$234 million in 2001 to HK$251 million in 2002, up 7.3 percent year-on-year. The closure of the *Bluestar Exchange* operations in Germany at the end of September resulted in a HK$10 million fixed assets write-off and incidental costs from cessation of business.

Operating Profit and Earnings before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit amounted to HK$375 million, up 0.8 percent from 2001's HK$372 million. If new markets were excluded, operating profit would have increased by 9.0 percent. Fiscal year 2002 was the maiden year to book the full 12 months of operating losses in Japan.

Operating profit from the Retail and Distribution Division was HK$310 million (2001: HK$297 million), representing 82.7 percent (2001: 79.8 percent) of the Group's operating profit.

Operating margin remained almost at the same level as that of 2001 (2002: 10.5 percent; 2001: 10.7 percent). However, when new markets were excluded, operating margin would have increased to 11.9 percent, from 11.2 percent recorded in 2001.

EBITDA比對去年同期僅跌百分之一點五至港幣五億七千三百萬元(二零零一年：港幣五億八千二百萬元)，EBITDA之減少主要是由於新市場錄得虧損所致。倘若撇除日本及德國市場，EBITDA較去年則上升百分之三點三。EBITDA之利潤率為百分之十六，較二零零一年錄得之百分之十六點七少零點七個百分點。倘不包括新市場在內，EBITDA之利潤率則為百分之十七點四，與去年之水平相若(二零零一年：百分之十七點二)。

EBITDA edged down by 1.5 percent year-on-year to amount to HK$573 million (2001: HK$582 million). Decline in EBITDA was mainly due to losses from the new markets. If Japan and Germany markets were excluded, EBITDA would have increased 3.3 percent over the prior year. EBITDA margin was 16.0 percent, 0.7 percentage point lower than the 16.7 percent recorded in 2001. If new markets were excluded, the EBITDA margin would have been 17.4 percent, almost flat at last year's level (2001: 17.2 percent).

股東應佔溢利

股東應佔溢利為港幣三億四千一百萬元(二零零一年：港幣三億七千七百萬元)，較去年下跌百分之九點五。倘不包括新市場在內，股東應佔溢利則減少百分之一點一。本集團位於韓國之業務表現未如理想，致使比對去年本集團可佔聯營公司之溢利出現下跌之情況。少數股東權益則上升超過兩倍，主要由於本集團位於印尼之業務及製衣部門內一非全資附屬公司之表現理想所致。

本集團之實際稅率由二零零一年之百分之十六點九上升至百分之二十。倘不包括源自日本及德國市場之虧損，截至二零零二年十二月三十一日止年度之實際稅率則為百分之十八點二。出現較高之實際稅率主要是由於處於較高稅率之東南亞市場溢利貢獻上升所致。日後實際稅率將按本集團不同市場之溢利貢獻組合而浮動。

Profit Attributable to Shareholders

Profit attributable to shareholders amounted to HK$341 million (2001: HK$377 million), represented a 9.5 percent decline from the previous year. If new markets were excluded, profit attributable to shareholders would have decreased by 1.1 percent. Performance of our Korean operation was less than satisfactory which resulted in a year-on-year decline in share of profits of associated companies. Minority interests increased by more than two-folds, mainly due to strong performances of our Indonesian operation and a non-wholly owned subsidiary in the manufacturing division.

The Group's effective tax rate increased from 16.9 percent in 2001 to 20.0 percent. If losses from the two loss-making markets, namely Japan and Germany, were excluded, effective tax rate would have been 18.2 percent for the year ended December 31, 2002. Higher tax rate was mainly attributable to increased profit contribution from the Southeast Asian markets with relatively higher tax rates. Future effective tax rate will be dependent on the composition of profit contribution from the Group's various markets.

現金流量

經營業務之現金流入額由二零零一年之港幣三億七千九百萬元上升至二零零二年之港幣四億八千一百萬元。二零零二年之應收賬款、其他應收款、訂金及預付款項減少港幣一億一千七百萬元，而去年之同一賬項則錄得增加港幣七千五百萬元。應收賬項減少乃主要由於本集團向香港稅務局之稅務申請已獲確認，並贖回儲稅券。然而，二零零二年之應付賬款、其他應付款及應付費用減少港幣九千五百萬元，而去年則增加港幣三千萬元。由於本集團有穩健之現金狀況，故此管理層決定自動縮短集團對供應商之付款期限。此外，本集團增加採用及時訂貨系統，使較多貨品按需要時才付運。在推行上述政策後，本集團於年底錄得較低之應付賬款。

Cash Flow

Cash inflow from operating activities increased to HK$481 million in 2002 from HK$379 million in 2001. The HK$117 million decrease in trade receivables, other receivables, deposits and prepayments in 2002 contrasted with the HK$75 million increase in the same account in 2001. Decrease in accounts receivable was largely due to the redemption of tax certificates after the settlement of a tax claim with the Hong Kong Inland Revenue Department. The improvement in cash flow was partly offset by the HK$95 million decrease in trade payables, other payables and accruals in 2002 compared with HK$30 million increase in payables and accruals in 2001. Due to our healthy cash position, Management opted to voluntarily shorten the payment terms with our suppliers. In addition, due to increased adoption of the just-in-time system among the Group, a high proportion of products were shipped only when needed. The initiatives above led to a lower payable account at year-end.

投資業務之現金流出額由去年之港幣二億四千八百萬元減少至二零零二年之港幣一億五千萬元，出現此等減少乃由於在上年度之支付租賃承擔及預付長期租賃租金並不存在。於二零零二年，本集團以港幣一億元作為訂金取得本集團香港第二間旗艦店物業之九年長期租約。

Cash outflow from investing activities decreased to HK$150 million in 2002 from HK$248 million in the prior year. The decrease was largely due to the absence of payment for leasehold commitment and prepayment of long-term lease from the previous year. In 2002, HK$100 million was used to secure a nine-year long-term lease for the premises of our second flagship store in Hong Kong.

融資業務現金流出額由二零零一年之港幣一億七千二百萬元增加至二零零二年之港幣二億六千八百萬元。於本年度內，本集團償還銀行貸款港幣七千一百萬元；新增貸款為港幣二千三百萬元，二零零一年則為港幣四千七百萬元。

Cash outflow from financing activities increased to HK$268 million in 2002 from HK$172 million in 2001. During the year, the Group repaid HK$71 million of its bank loans. In the meantime, the Group borrowed HK$23 million of new loan compared to HK$47 million in 2001.

流動現金及資金來源

於二零零二年十二月三十一日，現金及銀行存款為港幣六億六千七百萬元(二零零一年：港幣五億七千九百萬元)。

Liquidity and Capital Resources

As at December 31, 2002, cash and bank deposits amounted to HK$667 million (2001: HK$579 million).

本集團營運資金由二零零一年之港幣七億九千八百萬元增加至二零零二年之港幣八億六千一百萬元，致使流動比率由二零零一年之二點三倍上升至二零零二年之二點八倍。

The Group's working capital increased from HK$798 million in 2001 to HK$861 million in 2002. This led to a major improvement in current ratio, from 2.3 times in 2001 to 2.8 times in 2002.

於本年年底，本集團存貨，由二零零一年年底所錄得之港幣二億八千三百萬元降至港幣二億五千二百萬元。憑藉管理層積極進取的方針，致力提升本集團之存貨管理，故此本集團之存貨對銷售流轉比率由二零零一年之三十日改善至二零零二年之二十六日。

At the end of the year, the Group's inventory totaled HK$252 million, down from the HK$283 million recorded in 2001's year-end. With our Management's zealous efforts in enhancing the Group's inventory management, our inventory turnover on sales improved to 26 days in 2002, from 30 days in 2001.

於二零零二年十二月三十一日，本集團融資租賃之長期部分達港幣五百萬元(二零零一年：港幣一千萬元)，此等尚未償還負債是以人民幣為單位，按年息率十二厘，直至二零零五年到期。總負債為港幣四億八千五百萬元，較二零零一年之港幣六億二千五百萬元低。股東權益為港幣十八億六千八百萬元，而二零零一年年底則錄得港幣十六億九千五百萬元。故此，負債與資本比率為百分之二十六(二零零一年：百分之三十六點九)。

As at December 31, 2002, the Group's long-term portion of the finance lease amounted to HK$5 million (2001: HK$10 million). This outstanding liability is denominated in Renminbi at an interest rate of 12.0 percent per annum until 2005. Total liabilities amounted to HK$485 million, down from HK$625 million in 2001. Shareholders' equity was HK$1,868 million, compared with HK$1,695 million recorded in 2001's year-end. This resulted in a debt to equity ratio of 26.0 percent (2001: 36.9 percent).

管理層對經營業績及財政狀況之論述及分析
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

本集團於正常業務運作中已訂立若干外匯期貨合約，作為風險管理政策之一部分。於二零零二年十二月三十一日，本集團向銀行購買而未行使之外匯期貨合約達港幣一千五百萬元（二零零一年：港幣三千一百萬元）。此外，在適當的個別市場將繼續在本地進行採購，藉以減低外幣匯兑風險。

As part of the Group's risk management policy, it has entered into agreements for forward purchases of foreign currencies during the normal course of business. As at December 31, 2002, the total outstanding foreign exchange contracts purchased with banks amounted to HK$15 million (2001: HK$31 million). In addition, selective markets continue to resort to local sourcing, where appropriate, as a means to reduce foreign currency risk.

鑑於本年度內較少門市開業，資本性開支僅達港幣八千萬元（二零零一年：港幣一億二千五百萬元），而此開支佔經營業務現金流入淨額百分之十六點六（二零零一年：百分之三十三）。

Due to lower store-opening activities during the year, capital expenditure amounted to a mere HK$80 million (2001: HK$125 million). The expenditure represented 16.6 percent (2001: 33.0 percent) of net cash inflow from operating activities.

截至本年年底本集團之融資信貸合共為港幣七億零四百萬元（二零零一年：港幣七億四千八百萬元），當中港幣五千四百萬元為循環貸款並且已提取而尚未償還。於二零零二年十二月三十一日，本集團或然負債為港幣四千七百萬元（二零零一年：港幣六千萬元），所有該等款項乃於正常業務運作中產生。

The Group had financing facilities totaling HK$704 million at the end of the year (2001: HK$748 million), of which HK$54 million of the revolving loan facility had been drawn and was outstanding. As at December 31, 2002, the Group had contingent liabilities of HK$47 million (2001: HK$60 million), incurred in the normal course of business.

人力資源

HUMAN RESOURCES

於二零零二年十二月三十一日，本集團僱員人數約為八千名。高級管理人員達十二名，其中差不多半數已在本集團服務逾八年。

On December 31, 2002, the Group had approximately 8,000 employees. The senior management team consisted of 12 people, in which about half of them had been with the Group for over eight years.

本集團向大部分高級管理人員授予購股權，作為獎勵及挽留優秀幹練管理層人才之方法。此外，本集團亦向各級員工提供優厚薪酬，更發放按目標為本計算之花紅。

The Group offers share options to majority of the senior managers, as a means to reward and retain high caliber of the management team. In the meantime, competitive remuneration packages and goal-oriented bonuses are paid to different levels of staff.

零售及分銷部門概況

零售及分銷部門之營業額增長百分之三點五至港幣三十三億七千五百萬元（二零零一年：港幣三十二億六千二百萬元），銷售額增長主要是由於中國大陸、香港、新加坡及其他規模較細市場之業務帶動。

於本年度內，可比較門市之銷售額較去年下降百分之一點八，而可比較門市之毛利則與去年相若，反映本集團專注擴大邊際利潤政策奏效。

於二零零二年，*Giordano Core Line*之零售營業額較去年增加百分之二點五，而整體市場(香港及台灣除外)在本年度內之銷售額比對去年同期均有增長。香港之銷售額下降百分之二點五，主要是由於其中一間銷售額貢獻最高之門市－京華中心關閉七個月。在台灣方面，零售市場競爭激烈導致銷售額下跌。然而*Giordano Core Line*之零售毛利率上升一點三個百分點，而在本年度內所有市場之毛利率均告上升。

*Giordano Ladies*之營業額上升百分之十一點八，而毛利率則較二零零一年減少二點三個百分點。能夠取得銷售增長主要由於中國大陸市場帶動，目前在當地已有一群擁戴此品牌之忠實顧客。然而，台灣及中國大陸先後在本年度中旬及年底進行清貨減價行動，亦為毛利率減少之主因。

鑑於香港出現較高之結構性增長，加上德國及台灣新門市數目之增加，*Bluestar Exchange*之營業額較二零零一年攀升百分之二十七。另外，毛利率減少一個百分點，主要是由於在德國門市因終止業務而進行清貨減價行動所致。

HIGHLIGHTS OF THE RETAIL AND DISTRIBUTION DIVISION

Turnover of the Retail and Distribution Division grew 3.5 percent to HK$3,375 million (2001: HK$3,262 million). Sales growth was mainly led by operations in Mainland China, Hong Kong and Singapore, as well as the other smaller markets.

During the year, comparable store sales declined 1.8 percent from the previous year, while comparable store gross profit was flat. This demonstrated the effectiveness of the Group's strategy of focusing on margin expansion.

In 2002, *Giordano Core Line* achieved a 2.5 percent retail turnover growth compared to the previous year. All markets experienced year-on-year sales improvement during the year, except Hong Kong and Taiwan. Hong Kong sales slipped 2.5 percent mainly due to the closure of one of the key contributing stores, the Capitol Centre shop, for seven months. In Taiwan, sales declined on the back of tough retail market. Retail gross margin of the *Giordano Core Line* increased 1.3 percentage points. All markets achieved gross margin improvement during the year.

Turnover of *Giordano Ladies* increased 11.8 percent and gross profit margin fell 2.3 percentage points when compared to 2001's. Sales growth was mainly driven by the Mainland China market, where the brand had gradually accumulated a group of loyal customers. Gross profit margin was mainly dragged down by clearing activities in Taiwan in the middle of the year and in Mainland China towards the end of the year.

Bluestar Exchange's turnover jumped 27.0 percent on the back of high organic growth in Hong Kong, and higher store counts in Germany and Taiwan compared to 2001. Gross profit margin fell 1.0 percentage point, mainly attributable to clearance sales in Germany due to discontinuation of business.

中國大陸 MAINLAND CHINA

		2002	2001	2000	1999	1998
銷售額 *(港幣百萬元)* *	Sales *(HK$ millions)* *	**856**	808	712	544	513
每平方呎銷售額 *(港元)* **	Sales per square foot *(HK$)* **	**4,000**	4,700	5,500	5,500	4,800
可比較門市之銷售額增加/(減少) ***	Comparable store sales increase/(decrease) ***	**-**	-	6%	8%	(21%)
銷售面積 *(平方呎)* ****	Saleable area *(sq. ft.)* ****	**434,800**	382,600	298,300	222,600	198,500
門市數目 ****	Number of stores ****	**532**	461	357	253	211
售貨員數目 *****	Number of sales associates *****	**633**	540	480	350	346

* *包括售予特許專賣商之銷售淨額*
** *按加權平均基準計算之直接管理門市*
*** *指於兩個作比較之財政年度內均開業十二個月之直接管理門市*
**** *於十二月三十一日直接管理及特許專賣商門市總數*
***** *於十二月三十一日之直接管理門市*

* *Including net sales to authorized dealers*
** *On weighted average basis for directly managed stores*
*** *For directly managed stores which were open for the full 12 months in each of the two fiscal years under comparison*
**** *Total directly managed and authorized dealer stores as at December 31*
***** *For directly managed stores as at December 31*

營業額上升百分之五點九至港幣八億五千六百萬元（二零零一年：港幣八億零八百萬元）。銷售額在第四季開始放緩，主要是由於在十一月及十二月出現非季節性和暖天氣，以及價格競爭加劇所致。此外，每平方呎銷售額由二零零一年之港幣四千七百元下降至二零零二年之港幣四千元。在本年度多家新加入之門市並未能達致最高效益。

Turnover grew 5.9 percent to HK$856 million (2001: HK$808 million). Sales started to slow down in the fourth quarter, largely attributable to non-seasonally warm weather in November and December, as well as intensified price competition. Sales per square foot fell to HK$4,000 in 2002 from HK$4,700 in 2001. New stores that were added to the system during the year had not yet reached the optimal efficiency level.

中國大陸之零售市場發展速度過快。當中國大陸加入世界貿易組織後，會有更多新的零售商湧入市場，從生活日益富裕的中國人口中獲利。而其後加入之零售商當中大部分有相當雄厚的財力作後盾，導致員工成本及租金成本因競爭而上升，特別是在多個主要城市之店舖黃金地段。因此，不斷上升之成本無可避免令經營溢利率增添壓力。

The retail market was overheated in Mainland China. Upon Mainland China's entry into the World Trade Organization, many new retailers rushed into the market to capitalize on the rising affluence of the Chinese population. Many of these late comers have relatively strong financial backing. They have been bidding up staff cost as well as rental cost, mainly in the major cities' prime shopping areas. Escalated costs had inevitably put pressure on the operating profit margin.

因應本集團多品牌策略，在本年度最後一季，本集團在中國大陸推出*Bluestar Exchange*系列，並開設九間門市。*Giordano Core Line*集中推出高增值貨品，而*Bluestar Exchange*則推出物有所值之貨品，以迎合精打細算的消費者。

As part of the Group's multi-branding strategy, the Group launched the *Bluestar Exchange* line in Mainland China and opened nine outlets in the last quarter of the year. While the *Giordano Core Line* focuses on offering high value-added products, the *Bluestar Exchange* line focuses on value-for-money products catered for the budget conscious group.

就中期而言，中國大陸將繼續成為本集團主要收入來源之市場之一。本集團將透過在一級重點城市開設自營之門市，並於二級及三級重點城市設立特許專賣門市，不斷拓展*Giordano Core Line*之分銷網絡。同時，本集團亦將會繼續與特許專賣商緊密合作，推出全面的獎勵計劃，藉以提升特許專賣店之表現。於二零零三年，本集團將不斷努力，重整表現未如理想之特許專賣店之業務。於二零零二年，十七間特許專賣店已轉為自營門市。

Mainland China will remain as one of the Group's major earnings drivers in the medium term. We will continue to expand our *Giordano Core Line*'s distribution network by opening new self-managed stores mainly in the tier one cities and authorized dealers' outlets principally in the second and third tier cities. We will continue to work closely with our authorized dealers. An extensive incentive program was introduced to help to boost performance of the authorized dealer shops. In 2003, the Group will continue to consolidate the non-performing authorized dealer shops. In 2002, 17 of them were converted into self-managed shops.

此外，管理層將致力在多個大城市發展*Giordano Ladies*，而市場初步對此特定系列反應良好。管理層在短期內進行門市拓展計劃時，將更為審慎。而本集團計劃在二零零三年增加約三十間*Giordano Core Line*門市，及開設四十間或以上之*Bluestar Exchange*店舖。於二零零二年，本集團新門市之淨增加為七十一家。

Management will continue to develop the *Giordano Ladies* line in the bigger cities. Initial responses to the niche line have been well-received. Management will be more prudent in store expansion plan in the near term. The Group plans to add about 30 new outlets under the *Giordano Core Line* and about 40 or more new *Bluestar Exchange* stores in 2003. In 2002, there was a net addition of 71 outlets to the system in aggregate.

香港 HONG KONG

		2002	2001	2000	1999	1998
銷售額 *(港幣百萬元)*	Sales *(HK$ millions)*	**776**	760	788	682	588
每平方呎銷售額 *(港元)* *	Sales per square foot *(HK$)* *	**6,800**	6,400	7,000	9,400	11,100
可比較門市之銷售額 增加/(減少) **	Comparable store sales increase/(decrease) **	**3%**	(8%)	(5%)	8%	(22%)
銷售面積 *(平方呎)* ***	Saleable area *(sq. ft.)* ***	**116,400**	114,200	127,300	100,000	58,300
門市數目 ***	Number of stores ***	**73**	72	74	61	49
售貨員數目 ***	Number of sales associates ***	**537**	462	514	441	326

* *按加權平均基準計算*
** *指於兩個作比較之財政年度內均開業十二個月之門市*
*** *於十二月三十一日*

* *On weighted average basis*
** *For stores which were open for the full 12 months in each of the two fiscal years under comparison*
*** *As at December 31*

營業額達港幣七億七千六百萬元(二零零一年：港幣七億六千萬元)，較去年同期高出百分之二點一。於本年度內，全線毛利率均告上揚。

Turnover amounted to HK$776 million (2001: HK$760 million), which was 2.1 percent higher than that of the previous year. During the year, all lines experienced gross margin enhancement.

於本年度內，*Giordano Core Line*其中一間銷售額貢獻最高之門市－京華中心因進行裝修工程而連續關閉七個月，致使比對去年同期此系列之銷售額下跌百分之二點五。京華中心於二零零二年九月二十八日重開，目前是香港第二間旗艦店。由於此間旗艦店座落於香港其中一個最繁忙的購物區內，故此自重開以來一直受惠於密集之客流量。

One of the major sales contributors to the *Giordano Core Line*, the Capitol Centre shop, was closed for renovation for seven consecutive months during the year. This largely resulted in a 2.5 percent year-on-year decline in sales for the line. The Capitol Centre shop was re-opened on September 28, 2002. It is now revamped into the second flagship store in Hong Kong. Located in one of the busiest shopping districts in Hong Kong, the shop continued to enjoy very high traffic flow since its re-opening.

*Giordano Ladies*之營業額較二零零一年上升百分之三點一，而毛利率則隨著成功推出貨品及較少調低售價而有所上升。於本年度內，本集團關閉兩間表現未如理想之店舖。

Turnover of *Giordano Ladies* increased 3.1 percent compared to that of 2001. Gross margin improved on successful product launches which minimized mark down activities. During the year, there was a net closure of two non-performing shops.

*Bluestar Exchange*之營業額較去年增加百分之二十四。隨著在二零零一年年底取得收支平衡後，此系列在二零零二年起開始為本集團之淨收益提供較理想的溢利。於二零零二年間，更增設五間門市，而其中四間是本年度第四季開設。*Bluestar Exchange*將致力鞏固其於物有所值之市場中地位。

Bluestar Exchange recorded a 24.0 percent turnover growth over the prior year. After breaking even towards the end of 2001, the line started to contribute meaningful profits to the Group's bottom line in 2002. Five shops were opened in 2002, of which four of them were added in the fourth quarter of the year. *Bluestar Exchange* will continue to solidify its position in the value-for-money market segment.

台灣 TAIWAN

		2002	2001	2000	1999	1998
銷售額(港幣百萬元)	Sales (HK$ millions)	**677**	746	871	953	710
每平方呎銷售額(港元) *	Sales per square foot (HK$) *	**2,900**	3,600	5,500	6,000	4,300
可比較門市之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(15%)**	(14%)	(4%)	31%	(8%)
銷售面積(平方呎) ***	Saleable floor area (sq. ft.) ***	**232,900**	232,400	184,500	165,700	156,400
門市數目 ***	Number of stores ***	**182**	181	159	178	184
售貨員數目 ***	Number of sales associates ***	**773**	763	826	827	680

* 按加權平均基準計算
** 指於兩個作比較之財政年度內均開業十二個月之門市
*** 於十二月三十一日

* On weighted average basis
** For stores which were open for the full 12 months in each of the two fiscal years under comparison
*** As at December 31

營業額下降百分之九點二至港幣六億七千七百萬元(二零零一年:港幣七億四千六百萬元)。宏觀經濟環境仍然疲弱,政局不穩,再加上失業率高企,進一步打擊消費意欲。新制定之產品策略於公司架構內實際推行所需之時間超出預期,此導致銷售表現低沉之部分原因。然而,由於價格推廣活動減少及平均零售價較高,故毛利上升接近一個百分點。

Turnover declined 9.2 percent to HK$677 million (2001: HK$746 million). Macro environment remained to be bleak. Unstable political front coupled with high unemployment rate further dampened consumer sentiment. New product strategy had taken more time than expected to work through the organization for effective implementation; which partly explained the subdued sales performance. However, gross margin improved by nearly one percentage point due to less price promotions and higher average retail price.

為配合店鋪組合計劃,於本年度內,*Giordano Core Line*門市淨關閉四間;同年*Giordano Ladies*亦關閉一間店鋪。

As part of the shop portfolio enhancement program, during the year, there was a net closure of four outlets under the *Giordano Core Line*. During the same year, one *Giordano Ladies* shop was closed.

*Giordano Ladies*已成功在台灣建立突出的市場地位,同時更因其不斷提供優質貨品及細緻的服務而傲視同儕。透過鞏固當地之管理隊伍,管理層深信可於二零零三年取得更佳之業績。

Giordano Ladies had successfully built a distinctive market position in Taiwan. It stands out from the rest of the peers for its high quality products and intimate services. By solidifying its local management team, Management is confident that it can deliver even better results in 2003.

隨著*Bluestar Exchange*在這兩年於台灣市場推出,*Bluestar Exchange*部分貨品在當地市場之知名度已日漸提升。在本年度下半年,本集團開設三間門市。管理層將主要透過其他大型超市,繼續拓展其分銷網絡。

After the line's major roll-out in these two years, some of *Bluestar Exchange's* products are gradually gaining recognition in the local market. In the second half of the year, three new outlets were opened. Management will continue to expand its distribution network, mainly through hypermarkets.

管理層相信營業額下跌之情況將於二零零三年受到控制,而在本年度內,管理隊伍將借助全球貨品發展之平台,專注發展與眾不同之貨品。

Management believes the declining trend will be captured in 2003. The team will focus on meaningfully differentiated products by taking advantage of the global product development platform.

新加坡 SINGAPORE

		2002	2001	2000	1999	1998
銷售額(港幣百萬元)	Sales (HK$ millions)	**372**	330	349	349	234
每平方呎銷售額(港元) *	Sales per square foot (HK$) *	**9,000**	9,700	13,300	13,800	8,500
可比較門市之銷售額 (減少)/增加 **	Comparable store sales (decrease)/increase **	**(7%)**	(13%)	(5%)	48%	(16%)
銷售面積(平方呎) ***	Saleable floor area (sq. ft.) ***	**46,000**	37,800	32,400	24,400	28,000
門市數目 ***	Number of stores ***	**49**	44	35	27	31
售貨員數目 ***	Number of sales associates ***	**320**	278	254	228	202

* 按加權平均基準計算
** 指於兩個作比較之財政年度均開業十二個月之門市
*** 於十二月三十一日

* *On weighted average basis*
** *For stores which were open for the full 12 months in each of the two fiscal years under comparison*
*** *As at December 31*

營業額由二零零一年之港幣三億三千萬元增加百分之十二點七至港幣三億七千二百萬元。銷售額於十月及十一月大幅上升主要是由於市民趕緊在十二月推出商品及服務稅前購物；而可比較門市之銷售額由二零零一年之負百分之十三點四改善至二零零二年之負百分之七。出現未如理想之表現，主要是源於購物區之改變，而購物商場數目之增加，亦導致現有店舖之客流量減少。

Turnover rose 12.7 percent to HK$372 million, from HK$330 million in 2001. Sales improved significantly in October and November when people shopping ahead of the implementation of the Goods and Services Tax in December. Comparable store sales growth improved from -13.4 percent in 2001 to -7.0 percent in 2002. The negative performance was largely due to changes in the shopping catchment area. Increase in the number of shopping malls resulted in diluted foot traffic in the existing shops.

於本年度內，部分規模較細的門市已被大型模式及具有更佳形象之店舖所取代。縱使經濟情況波動，消費者信心不足，但亦有多家亞洲及歐洲零售商在本年度下半年積極打入該市場，大展拳腳。大批新零售商湧現無可避免使主要購物中心之租金因競爭而上漲。

During the year, some of the smaller shops were replaced by some bigger format and better image shops. Despite the volatile economy and fickle consumer sentiment, many Asian and European retailers rushed or expanded into the market aggressively in the second half of the year. Influx of the new comers had inevitably bided up rental costs in the major shopping areas.

管理層預期二零零三年將仍然為困難的一年，隨著持續的高失業率，相信消費者信心將持續減弱，此舉使零售商難以將增加的商品及服務稅轉嫁至消費者。為了維持高毛利率，管理層將竭力提供與別不同及高增值之貨品。

Management expects 2003 to be another difficult year. With sustained high unemployment rate, consumer sentiment is likely to remain weak. This would limit the scope for retailers to pass on the Goods and Services Tax hike to customers. In order to sustain high gross margin, Management would work harder on providing meaningfully differentiated and high value-added products.

其他已建立之市場

本集團其他已建立之市場於二零零二年之營業額概列於下表。於本年度內，此等市場全體比對去年同期之毛利率均有增長。逐漸成為本集團營業額及溢利之較為重要來源。於二零零二年，此等市場共佔本集團之總零售及分銷營業額百分之八點八，而二零零一年則為百分之六點八。

OTHER ESTABLISHED MARKETS

Turnover of our other established markets in 2002 is summarized in the following table. During the year, all of these markets experienced major year-on-year gross margin improvement. In aggregate, they are becoming a more significant contributor to the Group's turnover and profits. In 2002, these markets together accounted for 8.8 percent of the Group's total retail and distribution turnover, compared to 6.8 percent recorded in 2001.

(以港幣百萬元為單位) *(In HK$ millions)*	馬來西亞 Malaysia	澳洲 Australia	泰國 Thailand	印尼 Indonesia	合計 Total
二零零二年 Year 2002	114	98	38	46	296
二零零一年 Year 2001	100	64	29	29	222
比對去年之增幅 Year-on-year increase	14.0%	53.1%	31.0%	58.6%	33.3%

新市場

日本

本集團在十月開設三間門市，其中兩間位於東京而一間位於大阪。此等新增之門市有別於首四間門市，其規模較細，各門市之面積僅為一千五百平方呎，而須支付之租金則與銷售表現掛勾，此等新門市之表現已達管理層預期。另外，其餘四間現有門市之銷售額在第四季已開始改善。在二零零三年，位於日本環球片場購物中心內之店鋪將遷移至人流暢旺而規模較小之店鋪，而位於原宿之店鋪亦可能重新整頓以降低固定成本。管理層有信心*Giordano*品牌及產品素質將可於短期內在市場取得較高之知名度，同時於二零零三年拓展計劃之進行將較為審慎。

德國

位於德國之合營企業已終止運作，同時*Bluestar Exchange*連鎖店全線二十三間門市已於二零零二年九月三十日關閉。鑑於管理層認為分銷渠道欠理想，故此作出慎重決定終止營業，盡早減少虧損，因終止經營業務而產生之非經常性費用為港幣一千萬元。然而，在德國經營業務之短短十八個月內，管理層成功與歐洲多家零售商及供應商建立良好關係，有助本集團日後於歐洲之發展。展望未來，管理層對於有關拓展歐洲市場之計劃，將採取非常謹慎的態度。

NEW MARKETS

Japan

Three new outlets were opened in October. Two of them are located in Tokyo and one in Osaka. Unlike the first four stores, these new ones have much smaller store formats, about 1,500 square feet each, and rental payments are linked to sales performance. Performance of these new outlets have been meeting Management's expectation. Sales of the other four existing stores started to pick up in the fourth quarter. In 2003, the shop located in the Universal Studio (Japan) shopping mall will be relocated into a higher traffic but smaller format location. The shop located in Harajuku is likely to be re-formatted in order to reduce fixed costs. Management is confident that the *Giordano* brand and product quality will gain a high level of recognition in the market in the near term. A prudent expansion plan is planned for 2003.

Germany

The joint venture in Germany was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. Management made a prudent decision to cut losses at an early stage due to recognition of the inappropriate distribution channel. The discontinuation of operation incurred a HK$10 million non-recurring costs. The brief 18 months of operation in Germany allowed Management to establish good relationships with some European retailers and suppliers, which will be beneficial for the Group's future expansion in Europe. Going forward, Management will be very cautious towards Europe expansion, despite frequent enquiries.

合營公司

韓國

韓國之營業額與去年之水平相若，加上經濟步伐放緩，消費者信心不振，致使消費者之消費開支在第四季開始大幅銳減。此外，無論是當地品牌以至外來之品牌競爭漸趨白熱化，而其他零售商較過往更常以價格優惠推廣。於二零零三年管理層將竭盡所能，並透過推出與眾不同及嶄新之貨品，維持其在市場上之領導地位，提高品牌之競爭力。同時，產品發展隊伍亦努力不懈，了解消費者品味之轉變，及時更改其產品設計。

中東

中東之營業額較去年增長百分之十二點七。雖然伊拉克之政局不穩，以及近期出現多宗炸彈爆炸案，致使旅遊區，特別是杜拜之旅客人數驟降，但營業額仍然可取得強勁之增長，管理層對此感到欣慰。在中東地區不斷努力建立品牌後，*Giordano*品牌目前已成為區內其中一個著名之便服品牌。中東管理隊伍為本集團其中一群發揮顧客關係管理至極之先驅，從最近杜拜政府所舉辦之卓越客戶服務計劃中，獲選為其中一家在顧客服務方面表現突出之公司，其客戶管理方法之成就可見一斑。

JOINT VENTURES

Korea

Turnover stayed almost at the same level as that of last year. Coupled with a slower economy and weakening consumer confidence, consumer spending started to contract dramatically in the fourth quarter. Competition also stepped up, from predominantly local brands to the recent foreign entrants. Price promotions were more commonly offered by other retailers than before. In 2003, Management will strive to sustain its leading market position and capitalize on the brand's competitive edge through offering differentiated and innovative products. Product development team will work harder to monitor changes in consumer tastes and modify their designs in a timely manner.

Middle East

Turnover improved 12.7 percent compared to the year before. Management is pleased with the robust sales growth amid the unstable situation in Iraq and the recent series of bombing which led to a sudden drop in tourist arrival, especially in Dubai. After spending lots of efforts in building the brand in the Middle East, the *Giordano* brand is now being recognized as one of the leading casual wear brands in the region. The Middle East team is one of the forerunners among the Group to practice customer relationship management to its fullest. Its success was exemplified by its recent recognition by the Government of Dubai's Customer Service Excellence Scheme as one of the most outstanding companies in customer service.

製衣部門概況

HIGHLIGHTS OF THE MANUFACTURING DIVISION

製衣部門在未抵銷分部間銷售之營業額為港幣七億五千九百萬元（二零零一年：港幣七億二千七百萬元），較去年同期上升百分之四點四。毛利率提高三百五十個基點，主要由於改變採購策略，由透過香港代理採購布料改為直接向布料廠採購。然而經營溢利由二零零一年錄得之港幣五千七百萬元降至港幣五千四百萬元。盈利收縮主要歸因於本集團作為中介人之角色漸減，致使佣金收入下降。

The Manufacturing Division's turnover before elimination of inter-segment sales was HK$759 million (2001: HK$727 million), a 4.4 percent increase over the previous year. Gross profit margin improved by 350 basis points, mainly attributable to shifting our fabric sourcing from Hong Kong agents to fabric mills directly. Operating profit fell to HK$54 million, from HK$57 million registered in 2001. Profit contraction was mainly due to decline in commission income as the Group's intermediary role is diminishing.

於二零零二年財政年度，製衣部門供應零售及分銷部門之採購需求約佔百分之二十六（二零零一年：百分之二十四）。

In fiscal year 2002, the Manufacturing Division provided about 26.0 percent (2001: 24.0 percent) of the Retail and Distribution Division's sourcing requirement.

為配合本集團轉移製衣業務之計劃，本集團其中一家全資製衣公司正轉型為貿易公司，提供多種全面之增值服務，而此轉型對本集團之財務報表並無重大影響。

As part of the Group's plan to divest its manufacturing business, one of the Group's wholly-owned manufacturing companies is in the process of transforming into a trading company which provides a comprehensive range of value-added services. This transformation should have no material impact on the Group's financial statements.

製衣部門之短期策略為發展多元化業務，在純製衣業務以外提供增值服務。管理層與客戶之合作將更為緊密，協助彼等透過其本身之網絡採購原材料。現時，管理隊伍將繼續物色長期客戶，拓闊其客戶基礎，以圖增加銷售額。此外，管理層亦物色生產質素高之工廠，致使本集團可在毋須增加其本身生產力之情況下，透過此等工廠配合預期增加之訂單。

The near-term strategy for the Manufacturing Division is to diversify into providing value-added services besides pure manufacturing. Management will work more closely with the clients and will help them to source raw materials by utilizing its own network. In the meantime, the team will continue to solicit long term clients in order to diversify its client base and to drive sales growth. In addition, Management will identify high-quality factories which they can use to cope with the anticipated increased orders without adding its own capacity.

下表顯示本集團製衣業務營業額之分項數字：

The following table shows a breakdown of our manufacturing turnover:

		2002	2001	2000	1999	1998
營業額*(港幣百萬元)*	Turnover *(HK$ millions)*	**759**	727	727	565	613
營業額百分比：	**Percentage of turnover to:**					
本集團	The Group	**72**	70	72	65	58
第三者	Third Parties					
日本	Japan	**23**	25	17	15	20
香港	Hong Kong	**3**	3	5	18	10
中國大陸	Mainland China	**–**	–	4	–	1
韓國	Korea	**–**	1	2	–	1
其他地區	Others	**2**	1	–	2	10

管理層對經營業績及財政狀況之論述及分析
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

展望

展望二零零三年，管理層預期經營環境將較過往兩年更為艱巨，倘若美國與伊拉克開戰，經濟情況將更惡化，而消費者信心亦將大受打擊。鑑於區內消費者對產品需求縮減，本集團因而必須更為努力，藉以從其他零售商手中取得更大之客戶佔有率。此外，在已建立市場維持本集團之領先地位、提升盈利及開拓新市場對本集團之長期發展均極為重要。於二零零三年，管理層將集中以下各方面：

(1) 推出更優質貨品及實施嚴格之存貨控制政策

產品發展隊伍須具備敏銳的市場觸角，因應顧客品味之轉變及時改變其貨品；而在推出貨品時應計劃周詳，以免因積壓過多存貨而需要調低貨品價格，推出與別不同之貨品及奉行嚴格之存貨控制政策是在此充滿挑戰之零售環境中取勝之道。本集團將繼續採取即時供貨和迅速之應變系統，更有效控制貨品之準備期及存貨量。

(2) 提升品牌形象

本集團在提供高增值貨品的同時，亦將不斷提升其所有店舖之產品陳列方式。從本集團本身之統計數字顯示，良好的購物環境及店舖佈置，有助吸引顧客延長在店舖內選購貨品的時間，購買更多貨品。持續進行之店舖組合提升計劃將確保位於非目標人口地區之店舖將予淘汰。在已建立之市場方面，規模較細之店舖將由規模較大店舖取代，並將於適當時間開設其他旗艦店。香港之第二間旗艦店已於去年九月底開幕，此店將有助提升本集團在二零零三年於香港之表現。至於中國大陸方面，本集團將於二零零三年年底在上海其中一個著名購物區開設一間旗艦店。至於新加坡方面，以較大模式經營之店舖將設於主要購物區，而部分位於住宅區內規模較細之店舖亦將予整合。此外，本集團亦將調配充裕之廣告及宣傳費用，以進行建立品牌活動。

OUTLOOK

Looking into 2003, Management expects an even tougher business environment compared to the previous two years. Economies and consumer sentiment will be worsened if the United States and Iraq go into war. In view of a shrinking customer demand pie in the region, the Group has to work harder to gain customer share from other retailers. Sustaining our leading position in the established markets, enhancing the Group's profitability, and developing new markets are crucial to the Group's longevity. In 2003, Management will focus on the following:

(1) Better merchandise and tighter inventory control

Product development teams need to be very alert to changes in consumer tastes and adjust their merchandise in a timely basis. Product launches should be carefully planned for in order to avoid accumulation of excess inventories which will lead to product mark down. Product differentiation and tight inventory control are key for survival in the prevailing challenging retail environment. The Group will continue to adopt just-in-time and quick response systems to better control product lead time and inventory levels.

(2) Brand image enhancement

Besides offering higher value-added products, the Group will continue to enhance the visual merchandising of all shops. Our own statistics have shown that, better shopping environment and layout could help to entice customers to spend more time and money in our shops. An on-going shop portfolio enhancement program will ensure that shops located in a non-targeted population will be phased out. In the established markets, smaller format shops will be replaced by larger format ones and flagship stores will be established wherever appropriate. In Hong Kong, the second flagship store was opened in late September which should help to boost Hong Kong's performance in 2003. In Mainland China, a flagship store will be opened in one of the prominent shopping districts in Shanghai towards the end of 2003. In Singapore, bigger format stores were opened in the key shopping areas while some of the smaller shops in the residential areas will be consolidated. In addition, the Group will also allocate sufficient advertising and promotion budget in brand building campaigns.

(3) 改善尚未成熟市場之表現

澳洲市場在投入營運約三年後，在二零零二年其業務已錄得盈利。管理層在二零零三年將繼續打入主流市場，並不斷建立*Giordano*品牌形象，使之成為澳洲人心目中之品牌。在日本方面，直至目前為止所產生之經營虧損仍然在預算範圍內。除現有之七間店舖外，本集團在東京及大阪拓展網絡時將步步為營。目前，管理層將更改現有店舖之模式。

(3) Improving performance of the younger markets

After operating in Australia for approximately three years, the operations turned into profits in 2002. In 2003, Management will continue to penetrate into the mainstream population and better entrench the *Giordano* brand in the minds of the Australians. In Japan, operating losses incurred to date are within budget. With the existing seven stores, the Group will seek to expand the network in Tokyo and Osaka carefully. In the meantime, Management will modify shop formats of the existing stores.

(4) 善用資訊科技

在全球資訊科技平台完備後，所有市場均可即時掌握各自之銷售數字及存貨量，此種新改良之系統備有警示功能，各使用者可在早階段獲知貨品及存貨的潛在問題。在分析適當之數據後，管理層可更有效知悉顧客口味及購物習慣，並可協助銷售隊伍因應顧客之要求而有效地作出轉變，而產品發展隊伍亦可因應顧客的喜好迅即作出變動。此外，本集團可因應所收集之數據，有效地推行顧客關係管理。

(4) Better usage of information technology

Upon the refinement of the global information technology platform, all markets can access their respective real time sales figures and inventory levels. This new and improved system includes an alert feature, whereby respective users will be reminded of potential merchandise or inventory problem at an early stage. With proper data mining, Management and staff can better understand customers' tastes and buying patterns. This should help the sales team to serve customers more effectively and the product development team to respond more rapidly to changes in customers' preferences. In addition, with the data collected, the Group can implement customer relationship management more effectively.

董事會同寅茲向全體股東提呈本公司及本集團截至二零零二年十二月三十一日止年度之報告書及已審核財務報表。

The directors have pleasure in submitting their report together with the audited financial statements of the Company and the Group for the year ended December 31, 2002.

主要業務

本公司為一投資控股公司。本集團之主要業務為經營零售及分銷*Giordano*、*Giordano Ladies*、*Giordano Junior* 及 *Bluestar Exchange* 等品牌之便服及配襯用品。該等品牌提供由基本至流行時尚優質且物有所值之服裝。本集團亦經營製衣業務，供應本集團零售業務需求，並向本集團以外之人士供應製成品。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The principal business of the Group is the retailing and distribution of casual apparel and accessories under *Giordano*, *Giordano Ladies*, *Giordano Junior* and *Bluestar Exchange* brands. These brands offer basic to modern fashionable apparel of quality and value. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying products to third parties.

分部資料

本集團截至二零零二年十二月三十一日止年度按照主要業務及營運地區之表現分析載於第51至55頁之財務報表附註2。

SEGMENT INFORMATION

An analysis of the Group's performance by principal activities and geographical locations of operations for the year ended December 31, 2002 is set out in note 2 to the financial statements on pages 51 to 55.

業績

本集團截至二零零二年十二月三十一日止年度之業績、現金流量及本公司與本集團於該日之財政狀況俱載於第37至79頁之財務報表內。

RESULTS

The results and cash flow of the Group for the year ended December 31, 2002, and the state of affairs of the Company and of the Group as at that date, are set out in the financial statements on pages 37 to 79.

股息

中期股息每股港幣四點五仙已於二零零二年九月十一日派發。

截至二零零二年十二月三十一日止年度，董事會向股東建議派發末期股息每股港幣四點五仙及特別股息每股港幣一角。

DIVIDENDS

An interim dividend of 4.5 HK cents per share was paid on September 11, 2002.

The directors recommend to shareholders the payment of a final dividend of 4.5 HK cents per share and a special dividend of 10.0 HK cents per share for the year ended December 31, 2002.

儲備

本年度內，儲備之變動情況載於第41及42頁之權益變動表。

RESERVES

Movements in reserves during the year are set out in the Statement of Changes in Equity on pages 41 and 42.

可供分派儲備

於二零零二年十二月三十一日，本公司之可供分派滾存溢利及繳入盈餘為港幣十億三千萬元（二零零一年：港幣九億三千一百萬元）。

DISTRIBUTABLE RESERVES

As at December 31, 2002, the retained profits of the Company together with the contributed surplus available for distribution amounted to HK$1,030 million (2001: HK$931 million).

慈善捐款

本集團於本年度內之慈善捐款為港幣三十萬元。

CHARITABLE DONATIONS

Donations made for charitable purposes by the Group during the year amounted to HK$0.3 million.

固定資產

本年度內，集團共添置約港幣八千萬元之固定資產。本年度固定資產變動情況載於第63及64頁之財務報表附註11。

FIXED ASSETS

During the year, the Group acquired fixed assets of approximately HK$80 million. Movements in fixed assets during the year are set out in note 11 to the financial statements on pages 63 and 64.

主要附屬公司

本公司於二零零二年十二月三十一日主要附屬公司詳情載於第76至79頁之財務報表附註28。

PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at December 31, 2002 are set out in note 28 to the financial statements on pages 76 to 79.

銀行貸款、透支及其他借款

於二零零二年十二月三十一日，本集團之銀行貸款、透支及其他借款須於以下期間償還：

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

As at December 31, 2002, the Group's bank loans, overdrafts and other borrowings were repayable over the following periods:

(以港幣百萬元為單位)	*(In HK$ millions)*	銀行貸款及透支 **Bank loans and overdrafts**	其他借款 **Other borrowings**
即付或一年內	On demand or within one year	$53	$4
一年至兩年內	Between one and two years	–	5
		$53	$9

主要供應商及客戶

本集團首五大供應商及客戶所佔的購買及銷售總額均低於百分之三十。

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate percentages of purchases and sales attributable to the Group's five largest suppliers and customers respectively are less than 30 percent.

十年財務資料

本集團過去十個財政年度之業績、資產及負債摘要載於第2及3頁。

TEN-YEAR FINANCIAL INFORMATION

A summary of the results, assets and liabilities of the Group for the last ten fiscal years is set out on pages 2 and 3.

股本

本公司之股本於年內變動詳情載於第68頁之財務報表附註17。

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are shown in note 17 to the financial statements on page 68.

購股權資料

購股權計劃之摘要及本公司購股權於本年度內變動詳情載於第80至84頁。

SHARE OPTION INFORMATION

A summary of the share option scheme and details of the movement in share options of the Company during the year are set out on pages 80 to 84.

股份優先購買權

本公司之細則中並無股份優先購買權之規定，而百慕達法例則無限制此等權利。

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws of Bermuda.

購買、出售或贖回本公司之上市證券

本公司於本年度內並無贖回其股份。本公司及各附屬公司於年內亦無購買或出售任何本公司之股份。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

董事

本年度內及截至本報告日為止之董事為：

劉國權先生
歐文柱先生 *
William Garrett BENNETT先生 #
畢滌凡先生 *
馮永昌先生
李鵬飛先生，JP *
馬灼安先生
黃百全先生
（於二零零三年二月十五日辭任）

* 獨立非執行
\# 非執行

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Mr. LAU Kwok Kuen, Peter
Mr. AU Man Chu, Milton *
Mr. William Garrett BENNETT #
Mr. Barry John BUTTIFANT *
Mr. FUNG Wing Cheong, Charles
Mr. LEE Peng Fei, Allen, JP *
Mr. MAH Chuck On, Bernard
Mr. WONG Pak Chuen, Paul
(resigned on February 15, 2003)

* *Independent non-executive*
\# *Non-executive*

根據本公司細則第九十八條，李鵬飛先生及馬灼安先生於即將舉行之股東週年大會上輪值告退，備選再任。

Messrs. Lee Peng Fei, Allen and Mah Chuck On, Bernard will retire at the forthcoming Annual General Meeting in accordance with Bye-Law 98 of the Company's Bye-Laws and, being eligible, offer themselves for re-election.

於本報告日，本公司董事及本集團高級管理人員之履歷載於第7至11頁。

Biographical details of the directors of the Company and senior management of the Group as at the date of this report are set out on pages 7 to 11.

董事服務合約

在即將召開之股東週年大會上膺選連任之董事，概無與本公司或其附屬公司訂立本集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

DIRECTORS' SERVICE CONTRACTS

The directors being proposed for re-election at the forthcoming Annual General Meeting do not have any service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

董事享有權益之合約

本公司或其任何附屬公司概無參與訂立於年內或年終任何時間使本公司任何董事擁有不論直接或間接之重大權益之合約。

DIRECTORS' INTERESTS IN CONTRACTS

None of the directors had a material interest, whether directly or indirectly, in any contract of significance subsisting during or at the end of the year to which the Company or any of its subsidiaries was a party.

董事之股份權益

於二零零二年十二月三十一日，董事及行政總裁在本公司之已發行股份權益如下：

DIRECTORS' INTERESTS IN SHARES

As at December 31, 2002, the interests of the directors and chief executive in the issued share capital of the Company were as follows:

董事 Director	權益性質 Nature of interest	股份數目 Number of shares	已授出而尚未行使之購股權可認購股份之數目 Number of shares over which options had been granted which remained outstanding
劉國權 Lau Kwok Kuen, Peter	個人 Personal	12,708,000	25,000,000
馮永昌 Fung Wing Cheong, Charles	個人 Personal	800,000	5,900,000
馬灼安 Mah Chuck On, Bernard	個人 Personal	479,086	6,840,000
黃百全 Wong Pak Chuen, Paul	個人 Personal	1,296,000	748,000

除上述披露外，各董事及行政總裁或彼等之聯繫人士概無於本公司或其任何聯繫公司（按證券（披露權益）條例（「該條例」）之涵義）之股本權益中擁有任何須遵照該條例第二十八條知會本公司及香港聯合交易所有限公司之權益（包括根據該條例第三十一條或附件第I部被視為或假定擁有之權益）或須遵照該條例第二十九條列入所述之登記名冊內之權益。

Save as disclosed above, none of the directors and chief executive or their associates had any interests in the share capital of the Company or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("Ordinance")) which had to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to section 28 of the Ordinance (including interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the Ordinance) or which were required, pursuant to section 29 of the Ordinance, to be entered in the register referred to therein.

董事購入股份或債券之權利

除載於第80至84頁之購股權資料所披露外，本公司或其任何附屬公司年內概無訂立任何安排，致使本公司董事或彼等之配偶或未滿十八歲之子女可藉購入本公司或其他法團之股份或債券而獲益。

DIRECTORS' BENEFITS FROM RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in the Share Option Information set out on pages 80 to 84, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東權益

就各董事所知，於二零零二年十二月三十一日，本公司根據該條例第十六(一)條規定存置之登記冊內之記錄，並無任何人士直接或間接擁有本公司已發行股本百分之十或以上之權益。

SUBSTANTIAL SHAREHOLDERS' INTERESTS

So far as the directors are aware, no parties were, directly or indirectly, interested in ten percent or more of the issued share capital of the Company as at December 31, 2002 as recorded in the register required to be kept by the Company under section 16(1) of the Ordinance.

管理合約

本年度內，本公司並無訂立或進行任何與本公司全部或重要業務有關之管理及行政合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

遵守最佳應用守則

董事會認為，本公司於本年度內一直遵守聯交所證券上市規則(「上市規則」)附錄十四所載之最佳應用守則(除指引七：本公司之非執行董事乃根據本公司細則獲委任至輪值告退為止；及指引十一：根據公司政策，董事酬金是由本公司董事會委任之補償委員會處理)現時補償委員會由一名執行董事、兩名獨立非執行董事及一名獨立董事會顧問組成。

COMPLIANCE WITH CODE OF BEST PRACTICE

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") throughout the year, except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of the Company policy, remuneration of directors is dealt with by a Compensation Committee appointed by the board of directors of the Company and presently it comprises an executive director, two independent non-executive directors and an independent board advisor.

審核委員會

本公司根據上市規則附錄十四所載之最佳應用守則，於一九九八年成立審核委員會。審核委員會於本年度內開會兩次，對本集團之財務報告程序及內部監控制度，作出檢討及向董事會提出建議。於本報告日，審核委員會由本公司三名獨立非執行董事組成。

AUDIT COMMITTEE

The Company has established an Audit Committee since 1998 in accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules. Two meetings of the Audit Committee were held during the year to review and advise the board of directors on the Group's financial reporting process and internal controls. As at the date of this report, the Audit Committee comprises the three independent non-executive directors of the Company.

核數師

羅兵咸永道會計師事務所願膺選連任，而續聘彼等之有關決議案將於股東週年大會上提呈。

AUDITORS

PricewaterhouseCoopers, being eligible, offer themselves for re-appointment, and a resolution to this effect will be proposed at the forthcoming Annual General Meeting.

承董事會命
劉國權
主席

On behalf of the Board
LAU KWOK KUEN, PETER
Chairman

香港，二零零三年三月十三日

Hong Kong, March 13, 2003

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

致佐丹奴國際有限公司全體股東

(於百慕達註冊成立之有限公司)

本核數師已完成審核刊於第37至79頁等之財務報表，該等報表乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

公司董事有責任編製真實兼公平之財務報表。在編製該等真實兼公平之財務報表時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等財務報表作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評審董事於編製財務報表時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司及 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

TO THE SHAREHOLDERS OF GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 37 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等財務報表是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等財務報表所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本核數師認為，上述之財務報表足以真實兼公平地顯示 貴公司與 貴集團於二零零二年十二月三十一日結算時之財政狀況，及 貴集團截至該日止年度之溢利和現金流量，並按照香港公司條例之披露規定妥為編製。

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at December 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零三年三月十三日

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 13, 2003

綜合損益表
CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零二年十二月三十一日止年度
For the year ended December 31, 2002

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	2002	2001
營業額	Turnover	2	**$3,588**	$3,479
銷售成本	Cost of sales		**(1,911)**	(1,935)
毛利	Gross profit		**1,677**	1,544
其他收益	Other revenue	2	**98**	127
分銷費用	Distribution expense		**(994)**	(928)
管理費用	Administrative expense		**(155)**	(137)
其他經營費用	Other operating expense		**(251)**	(234)
經營溢利	Operating profit	2,3		
一現經營市場	– Existing markets		**402**	378
一德國市場	– Germany market	2(c)	**(27)**	(6)
			375	372
融資費用	Finance expense	4	**(4)**	(4)
應佔聯營公司溢利	Share of profits of associated companies		**85**	99
除稅前溢利	Profit before taxation		**456**	467
稅項	Taxation	7	**(91)**	(79)
除稅後溢利	Profit after taxation		**365**	388
少數股東權益	Minority interests		**(24)**	(11)
股東應佔溢利	Profit attributable to shareholders	8	**$ 341**	$ 377
股息	Dividends	9	**$ 274**	$ 202
每股盈利	Earnings per share	10		
基本	Basic		**23.7 ¢**	26.3 ¢
攤薄	Diluted		**23.5 ¢**	26.0 ¢

資 產 負 債 表
BALANCE SHEETS

二零零二年十二月三十一日
December 31, 2002

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	集團 Group 2002	集團 Group 2001	公司 Company 2002	公司 Company 2001
資產	**ASSETS**					
非流動資產	**Non-current assets**					
固定資產	Fixed assets	11	**$ 623**	$ 665	**$ 198**	$ 203
附屬公司權益	Interest in subsidiaries	12	**-**	-	**1,078**	1,014
聯營公司權益	Interest in associated companies	13	**261**	203	**-**	-
租賃訂金及預付款項	Rental deposit and prepayment	14	**189**	94	**-**	-
			1,073	962	**1,276**	1,217
流動資產	**Current assets**					
存貨	Inventories	15	**252**	283	**-**	-
應收賬款	Trade receivables	16	**136**	126	**-**	-
其他應收款、訂金及預付款項	Other receivables, deposits and prepayments		**286**	421	**3**	16
現金及銀行結存	Cash and bank balances	25	**667**	579	**351**	273
			1,341	1,409	**354**	289
總資產	**Total assets**		**$2,414**	$2,371	**$1,630**	$1,506
權益及負債	**EQUITY AND LIABILITIES**					
股本及儲備	**Capital and reserves**					
股本	Share capital	17	**$ 72**	$ 72	**$ 72**	$ 72
儲備	Reserves	18	**1,587**	1,486	**1,287**	1,253
擬派股息	Proposed dividends	9	**209**	137	**209**	137
			1,868	1,695	**1,568**	1,462
少數股東權益	Minority interests		**61**	51	**-**	-
非流動負債	**Non-current liabilities**					
長期負債	Long-term liabilities	19	**5**	14	**-**	-
流動負債	**Current liabilities**					
應付賬款	Trade payables	20	**209**	331	**-**	-
其他應付款及應付費用	Other payables and accruals		**177**	158	**9**	9
長期負債之流動部分	Current portion of long-term liabilities	19	**4**	5	**-**	-
銀行貸款及透支	Bank loans and overdrafts	25	**53**	84	**53**	35
稅項	Taxation	7	**37**	33	**-**	-
			480	611	**62**	44
總權益及負債	**Total equity and liabilities**		**$2,414**	$2,371	**$1,630**	$1,506

劉國權
LAU KWOK KUEN, PETER
董事
Director

馬灼安
MAH CHUCK ON, BERNARD
董事
Director

綜合現金流量表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年十二月三十一日止年度
For the year ended December 31, 2002

(以港幣百萬元為單位)	(In HK$ millions)	附註 Note	2002	2001
經營業務：	**Operating activities:**			
除稅前溢利	Profit before taxation		**$456**	$467
調整：	**Adjustments for:**			
應佔聯營公司溢利	Share of profits of associated companies		**(85)**	(99)
固定資產折舊	Depreciation of fixed assets		**113**	111
利息收入	Interest income		**(9)**	(17)
銀行貸款利息	Interest on bank loans		**1**	1
融資租賃之利息	Interest element of a finance lease		**3**	3
商譽撇銷	Written off of goodwill		**1**	–
收購聯營公司時之溢價撇銷	Written off of premium on acquisition of associated companies		**–**	2
出售固定資產之淨虧損	Net loss on disposal of fixed assets		**13**	3
存貨之減少	Decrease in inventories		**31**	20
應收賬款、其他應收款、訂金及預付款項之減少/(增加)	Decrease/(increase) in trade receivables, other receivables, deposits and prepayments		**117**	(75)
應付賬款、其他應付款及應付費用之(減少)/增加	(Decrease)/increase in trade payables, other payables and accruals		**(95)**	30
經營活動所產生之現金	Cash generated from operations		**546**	446
已付利息	Interest paid		**(1)**	(1)
已付融資租賃之利息	Interest element of finance lease payments		**(3)**	(3)
已付香港利得稅	Hong Kong profits tax paid		**(18)**	(20)
已付海外稅項	Overseas tax paid		**(43)**	(43)
經營業務之現金流入淨額	**Net cash inflow from operating activities**		**$481**	$379

綜 合 現 金 流 量 表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年十二月三十一日止年度
For the year ended December 31, 2002

(以港幣百萬元為單位)	*(In HK$ millions)*	附註 Note	2002	2001
投資業務:	**Investing activities:**			
購買固定資產	Purchase of fixed assets		**$ (80)**	$(332)
出售固定資產之收入	Proceeds from sale of fixed assets		**2**	1
收購附屬公司之權益	Purchase of interest in subsidiaries		**-**	(1)
租賃訂金及預付款項之增加	Increase in rental deposit and prepayment		**(95)**	(94)
已收利息	Interest received		**9**	17
已收聯營公司股息	Dividends received from associated companies		**11**	9
存款日起三個月以上到期之銀行定期存款之減少	Decrease of bank deposits with maturity over three months from date of deposits		**3**	152
投資業務之現金流出淨額	**Net cash outflow from investing activities**		**(150)**	(248)
融資業務前之現金流入淨額	**Net cash inflow before financing activities**		**331**	131
融資業務:	**Financing activities:**	24		
償還融資租賃之資本部分	Capital element of finance lease payments		**(5)**	(4)
償還少數股東貸款	Repayment of minority shareholder's loan		**(4)**	-
發行股本之收入	Proceeds from issue of share capital		**7**	8
新增銀行貸款	New bank loans		**23**	47
償還銀行貸款	Repayment of bank loans		**(71)**	(1)
已付少數股東股息	Dividends paid to minority shareholders		**(16)**	-
已付股息	Dividends paid		**(202)**	(222)
融資業務之現金流出淨額	**Net cash outflow from financing activities**		**(268)**	(172)
現金及現金等值之增加/(減少)	**Increase/(decrease) in cash and cash equivalents**		**63**	(41)
年初現金及現金等值結存	**Cash and cash equivalents at the beginning of the year**		**537**	591
外幣匯率變動之影響	**Effect of foreign exchange rate changes**		**11**	(13)
年終現金及現金等值結存	**Cash and cash equivalents at the end of the year**	25	**$611**	$ 537

權益變動表
STATEMENT OF CHANGES IN EQUITY

截至二零零二年十二月三十一日止年度
For the year ended December 31, 2002

(a) 集團　(a) Group

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	其他儲備 (附註18) Other reserves (Note 18)	滾存溢利 Retained profits	合計 Total
於二零零二年一月一日	At January 1, 2002	$72	$383	$3	$456	$(125)	$127	$779	$1,695
本年度溢利處理於：	Profit for the year dealt with by:								
本公司及附屬公司	Company and subsidiaries	-	-	-	-	-	-	285	285
聯營公司	Associated companies	-	-	-	-	-	-	56	56
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	7	-	-	-	7
二零零一年末期及特別股息(附註9)	2001 final and special dividends (Note 9)	-	-	-	-	-	-	(137)	(137)
二零零二年中期股息(附註9)	2002 interim dividend (Note 9)	-	-	-	-	-	-	(65)	(65)
轉撥其他儲備	Transfer to other reserves	-	-	-	-	-	(1)	1	-
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	27	-	-	27
於二零零二年十二月三十一日	**At December 31, 2002**	**$72**	**$383**	**$3**	**$463**	**$(98)**	**$126**	**$919**	**$1,868**
處理於：	Dealt with by:								
本公司及附屬公司	Company and subsidiaries	$72	$383	$3	$463	$(98)	$12	$733	$1,568
聯營公司	Associated companies	-	-	-	-	-	114	186	300
於二零零二年十二月三十一日	**At December 31, 2002**	**$72**	**$383**	**$3**	**$463**	**$(98)**	**$126**	**$919**	**$1,868**

二零零一年之比較數字如下：

The comparative figures for 2001 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	匯兌儲備 Exchange reserve	其他儲備 (附註18) Other reserves (Note 18)	滾存溢利 Retained profits	合計 Total
於二零零一年一月一日	At January 1, 2001	$72	$383	$3	$448	$ (99)	$ 90	$661	$1,558
本年度溢利處理於：	Profit for the year dealt with by:								
本公司及附屬公司	Company and subsidiaries	-	-	-	-	-	-	308	308
聯營公司	Associated companies	-	-	-	-	-	-	69	69
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	8	-	-	-	8
二零零零年末期及特別股息	2000 final and special dividends	-	-	-	-	-	-	(157)	(157)
二零零一年中期股息(附註9)	2001 interim dividend (Note 9)	-	-	-	-	-	-	(65)	(65)
轉撥其他儲備	Transfer to other reserves	-	-	-	-	-	37	(37)	-
海外附屬公司及分公司換算之匯兌調整	Exchange adjustment on translation of overseas subsidiaries and branches	-	-	-	-	(26)	-	-	(26)
於二零零一年十二月三十一日	At December 31, 2001	$72	$383	$3	$456	$(125)	$127	$779	$1,695
處理於：	Dealt with by:								
本公司及附屬公司	Company and subsidiaries	$72	$383	$3	$456	$(125)	$ 12	$650	$1,451
聯營公司	Associated companies	-	-	-	-	-	115	129	244
於二零零一年十二月三十一日	At December 31, 2001	$72	$383	$3	$456	$(125)	$127	$779	$1,695

權益變動表
STATEMENT OF CHANGES IN EQUITY

截至二零零二年十二月三十一日止年度
For the year ended December 31, 2002

(b) 公司 (b) Company

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	合計 Total
於二零零二年一月一日	At January 1, 2002	$72	$540	$3	$456	$391	$1,462
本年度溢利	Profit for the year	-	-	-	-	301	301
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	7	-	7
二零零一年末期及特別股息(附註9)	2001 final and special dividends (Note 9)	-	-	-	-	(137)	(137)
二零零二年中期股息(附註9)	2002 interim dividend (Note 9)	-	-	-	-	(65)	(65)
於二零零二年十二月三十一日	**At December 31, 2002**	**$72**	**$540**	**$3**	**$463**	**$490**	**$1,568**

二零零一年之比較數字如下：

The comparative figures for 2001 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	繳入盈餘 Contributed surplus	資本贖回儲備 Capital redemption reserve	股份溢價 Share premium	滾存溢利 Retained profits	合計 Total
於二零零一年一月一日	At January 1, 2001	$72	$540	$3	$448	$135	$1,198
本年度溢利	Profit for the year	-	-	-	-	478	478
根據購股權計劃而發行之股份	Issue of shares under share option scheme	-	-	-	8	-	8
二零零零年末期及特別股息	2000 final and special dividends	-	-	-	-	(157)	(157)
二零零一年中期股息(附註9)	2001 interim dividend (Note 9)	-	-	-	-	(65)	(65)
於二零零一年十二月三十一日	At December 31, 2001	$72	$540	$3	$456	$391	$1,462

1. 主要會計政策

1. PRINCIPAL ACCOUNTING POLICIES

財務報表中所採用之主要會計政策現列載如下：

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) 編製基準

本財務報表乃按照香港普遍採納之會計原則及香港會計師公會頒布之會計準則編製。本財務報表按照歷史成本常規法編製。

於本年度，本集團根據香港會計師公會頒布下列會計實務準則（「會計準則」）而採納並改變其若干會計政策。該等會計準則於二零零二年一月一日或以後開始之會計年度生效：

第一號（經修訂）	：	財務報表呈報
第十一號（經修訂）	：	外幣折算
第十五號（經修訂）	：	現金流量表
第三十三號	：	終止經營
第三十四號	：	僱員福利

在以下所列出之會計政策，本集團已採納此等新增及經修訂的準則，而此等採納對過往年度的賬目並無重大影響。

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting years commencing on or after January 1, 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 33	:	Discontinuing operations
SSAP 34	:	Employee benefits

The Group has adopted these new and revised standards in the accounting policies below, and such adoption has no material impact on the prior years' accounts.

(b) 綜合基準

(i) 綜合財務報表包括本公司及其附屬公司截至二零零二年十二月三十一日止之財務報表。

(ii) 所有集團內公司間之重大交易及結餘已於綜合報表內對銷。

(iii) 於本年度內收購或出售之附屬公司，其業績由收購或出售生效日起計在綜合損益表內處理。

(iv) 出售附屬公司之收益或虧損，指出售所得之收入與集團應佔公司資產淨值（連同之前並未在綜合損益表內支銷或入賬之任何未攤銷商譽或負商譽）之差額。

(v) 少數股東權益指外界股東所佔附屬公司經營業績及資產淨值之權益。

(b) Basis of consolidation

(i) The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31, 2002.

(ii) All material intercompany transactions and balances within the Group are eliminated on consolidation.

(iii) The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated profit and loss account from or up to the effective dates of acquisition or disposal.

(iv) The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortized goodwill or negative goodwill which was not previously charged or recognized in the consolidated profit and loss account.

(v) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

1. 主要會計政策(續)

(c) 附屬公司

附屬公司指本公司直接或間接持有多於百分之五十投票權或已發行股本或擁有組成董事會之控制權或有權監控其財務及經營政策之公司。

附屬公司之投資，以成本值扣除減值虧損之撥備納入本公司之資產負債表內。本公司將附屬公司之業績按已收及應收股息入賬。

(d) 聯營公司

聯營公司為附屬公司以外，指本集團持有其股本權益作長期投資，並對其管理有重大影響力之公司。

綜合損益表包括本集團應佔聯營公司於該年度業績，而綜合資產負債表則包括本集團應佔聯營公司資產淨值及於收購中未攤銷之溢價結餘。

(e) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司/聯營公司之淨資產公平價值。

收購商譽計入無形資產，並於其估計可用年期以直線法於最多二十年期間攤銷。然而，該商譽所產生之任何減值於發生之年內入賬。如有跡象出現減值，該商譽之賬面淨值需作出評估並減至其可收回價值。

出售附屬公司或聯營公司之損益包括所出售此公司有關商譽之未攤銷結餘，或該有關商譽已於儲備中撇銷但並未計入於過去之損益表。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(c) Subsidiaries

A subsidiary is a company in which the Company, directly or indirectly, controls more than 50 percent of its voting power or issued share capital or controls the composition of its board of directors or have power to govern its financial and operating policies.

Investments in subsidiaries are carried in the Company's balance sheet at cost, less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(d) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of net assets of the associated companies and also the balance of unamortized premium on acquisition.

(e) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company at the date of acquisition.

Goodwill on acquisitions is included in intangible assets and is amortized using the straight-line method over its estimated useful life to a maximum period of 20 years. However, any impairment arising on such goodwill is accounted for in the year the impairment takes place. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The gain or loss on disposal of a subsidiary or an associated company includes the unamortized balance of goodwill relating to the company disposed of, or the related goodwill written off against reserves to the extent it has not previously been calculated in the profit and loss account.

1. 主要會計政策(續)

(f) 固定資產

(i) 永久業權土地以成本值入賬及不作攤銷。

(ii) 租賃土地及樓宇、裝修及其他固定資產以成本值扣除累積折舊及累積減值虧損列賬。成本值指資產之購買價及將資產達至現行用途之其他有關費用。

(iii) 租賃土地之折舊是按剩餘租賃年期將其成本值撇銷計算。

(iv) 租賃樓宇及裝修之折舊是以其賬面金額按剩餘租賃年期或其估計於本集團可使用年期兩者之較短計算。賬面金額指包括在資產負債表內以成本值或估值價扣除累積折舊及累積減值虧損後列賬之金額。

(v) 固定資產之折舊乃將資產成本值按其估計於本集團可使用年期以直線方式撇銷，採用之主要折舊年率如下：

租賃土地及樓宇	2%
租賃物業裝修	20%
機器及設備	20%
汽車	20% – 25%
辦公室設備	20% – 25%
傢俬及固定裝置	20% – 25%

(vi) 固定資產重修至其正常運作狀態之主要成本支出均在損益表內支銷。改良工程支出均資本化，並按其對本集團之預計可用年期折舊。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Fixed assets

(i) Freehold land is stated at cost and is not amortized.

(ii) Leasehold land and buildings, leasehold improvements and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.

(iii) Depreciation of leasehold land is calculated to write off its cost over the unexpired period of the lease.

(iv) Depreciation of leasehold buildings and improvements is calculated to write off their carrying amounts over the unexpired periods of the leases or their expected useful lives to the Group whichever is shorter. An asset's carrying amount is the amount at which it is included in the balance sheet, whether at cost or valuation, after deducting accumulated depreciation and any accumulated impairment losses.

(v) Depreciation of fixed assets is calculated to write off their costs on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Leasehold land and buildings	2%
Leasehold improvements	20%
Plant and machinery	20%
Motor vehicles	20% – 25%
Office equipment	20% – 25%
Furniture and fixtures	20% – 25%

(vi) Costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvement works are capitalized and depreciated over their expected useful lives to the Group.

1. 主要會計政策(續)

(f) 固定資產(續)

(vii) 於每個結算日，固定資產之賬面值均作出檢查，以評估有任何跡象顯示資產出現減值。如有跡象出現減值，則估計其可收回價值，並(如需要)把減值虧損入賬以將資產減至其可收回價值，此等減值虧損在損益表內入賬。

(viii) 出售固定資產之收益或虧損指出售淨收益與有關資產賬面金額之差額，並於損益表內入賬。

(g) 租賃資產

(i) **融資租賃**

凡租賃條款規定將擁有資產之回報及風險大部分轉讓予本集團，均列為融資租賃。融資租賃開始時，是以資產之公平價值連同日後需繳付之租金(不包括利息部分)之債務入賬。

向出租人支付之款項包括資本及利息兩部分。融資費用按尚欠資本結餘之比例在損益表中支銷。

以融資租賃持有之資產按租賃期或資產之估計可用年限(兩者以較短者為準)計算折舊。

(ii) **經營租賃**

凡租賃條款規定將擁有資產之回報及風險大部分由出租公司保留之租賃，皆列為經營租賃。經營租賃之租金在租賃期內以直線法在損益表內支銷。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Fixed assets (continued)

(vii) At each balance sheet date, the carrying amount of fixed assets are reviewed in order to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount, such impairment losses are recognized in the profit and loss account.

(viii) The gain or loss on disposal of fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

(g) Assets under leases

(i) **Finance leases**

Leases that substantially transfer to the Group all the rewards and risks of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balance outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) **Operating leases**

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental payments applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

1. 主要會計政策(續)

(h) 存貨

存貨按成本值與可變現淨值兩者中之較低者入賬。成本值乃按加權平均之基準並按下列方法計算：

(i) 原料及購入貨品－按發票價加採購成本。

(ii) 在製貨品及製成品－直接物料成本、直接勞工成本及應佔之生產費用。

可變現淨值乃存貨在正常業務情況下之售價扣除變賣費用，及(如適用)扣除製成產品之估計成本。

(i) 遞延稅項

遞延稅項乃根據負債法，計算因繳稅時差而產生並在合理情況下將在可預見未來實現之稅項調整。未來之遞延稅項優惠不會確認入賬，除非在合理情況下對該等優惠之變現無可置疑。

(j) 外幣換算

年內之外幣交易乃按交易當日之匯率換算為港元。以外幣結算之外幣貨幣性資產及負債均以結算日之匯率換算成為港幣入賬。除以下附註，所產生之匯兌差額均已計入損益表內。

於過往年間，海外附屬公司及分公司之財務報表乃按結算日之匯率換算成為港幣。此等公司之股本(包括等同股本之永久性質的長期貸款)及期初儲備之匯兌差額已直接撥入匯兌儲備內。由二零零二年一月一日起生效，本集團根據會計實務準則第十一號(經修訂)，而採納經修訂之會計政策，海外附屬公司及分公司之損益表乃按年內之平均匯率換算為港幣。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a weighted average basis and is arrived at as follows:

(i) Raw materials and purchased goods – invoiced prices plus procurement costs.

(ii) Work in progress and finished goods – cost of direct materials, direct labor and an appropriate proportion of production overheads.

Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of realization and, where appropriate, the cost of conversion from their existing state to a finished condition.

(i) Deferred taxation

Deferred taxation is calculated under the liability method in respect of timing differences which can reasonably be expected to crystallize in the foreseeable future. Future deferred tax benefits are not recognized unless their realization is assumed beyond reasonable doubt.

(j) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Except as noted below, exchange differences are dealt with in the profit and loss account.

In prior years, the financial statements of overseas subsidiaries and branches at the year end are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. Exchange differences arising on the translation of share capital (including long-term loans which are as permanent as equity in nature) and opening reserves of these entities are taken directly to exchange reserve. With effect from January 1, 2002, the Group adopted a revised accounting policy of translating the profit and loss accounts of overseas subsidiaries and branches at an average rate for the year, in order to comply with SSAP 11 (revised).

1. 主要會計政策(續)

(k) 收入確認

(i) 售貨收入乃於貨物已銷售及交收時確認。

(ii) 利息收入根據尚未償還之本金按時間比例及適用利率計算。

(iii) 佣金收入在提供服務時確認。

(iv) 特許權收入按應計基準確認。

(v) 經營租賃之租金收入按直線法確認。

(vi) 股息收入在收取股息之權利確定時確認。

(l) 借貸成本

所有借貸成本於發生年度內支銷在損益表。

(m) 僱員福利

除台灣之退休計劃安排外，本集團為所有合資格的僱員實行界定供款計劃及(如適用)參與中央界定供款公積金計劃。界定供款計劃資產與本集團資產分開持有，並由獨立基金管理。僱主與僱員雙方均須就該等計劃作供款，而供款額乃取決於僱員薪金之百分比，而該百分比的幅度由百分之四至百分之二十不等。

集團向該強制性公積金及界定供款計劃所作出之供款在發生時作為費用支銷，而員工在全數取得既得之利益前退出計劃而被沒收之僱主供款將會用作扣減此供款。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Revenue recognition

(i) Revenue in respect of goods sold is recognized on the basis of goods sold and delivered.

(ii) Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Commission income is recognized when services are rendered.

(iv) Royalty income is recognized on an accrual basis.

(v) Operating lease rental income is recognized on a straight-line basis.

(vi) Dividend income is recognized when the right to receive payment is established.

(l) Borrowing costs

All borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(m) Employee benefits

Except for the pension scheme arrangements in Taiwan, the Group operates defined contributions schemes and, if applicable, participates in central defined contribution provident fund schemes for all qualified employees. The assets of the said schemes are held separately from those of the Group in independently administered funds. Contributions to these schemes are made by both the employers and employees at rates ranging from four percent to twenty percent on the employees' salary.

The Group's contributions to the mandatory provident fund scheme and defined contribution plan are expensed as incurred and, if applicable, are reduced by contributions forfeited by those employees who leave the scheme or the plan prior to vesting fully in the contributions.

1. 主要會計政策(續)

(m) 僱員福利(續)

本公司之全資附屬公司East Jean Limited，其台灣分公司按照台灣之勞動基準法(經修訂)，參與中央界定利益退休金計劃(「East Jean計劃」)，提供所有僱員退休金福利。本集團有責任確保East Jean計劃有足夠資金支付員工之退休金。目前該分公司之退休金是按該分公司僱員薪資總額之百分之二(此百分比是經相關之政府機關釐定並批准)提撥。East Jean計劃之資產由中央信託局進行投資。

(n) 現金流量表

採納會計實務準則第十五號(經修訂)，已更改現金流量表之項目呈報及分類。因此，本年度內之現金流量以經營業務、投資業務及融資業務而劃分。截至二零零一年十二月三十一日止年度，已付税項及利息現金流出淨額港幣六千七百萬元已改列為經營業務現金流量，而已收股息及利息港幣二千六百萬元已改列為投資業務現金流量。此外，已付股息港幣二億二千二百萬元已改列為融資業務現金流量。

(o) 現金及現金等值

現金及現金等值屬短期及高流動性投資，可隨時轉換為預定之現金數額而無須預先發出通知。就現金流量表而言，現金及現金等值包括手頭現金，銀行透支及償還期為貸款日起計三個月內之銀行貸款。

(p) 撥備

本集團對已發生的事件須承擔法律性或推定性的責任，而解除該責任時可能有資源流出，並可靠地估計金額作出撥備。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(m) Employee benefits (continued)

A branch of a wholly-owned subsidiary of the Company, East Jean Limited, in Taiwan participates in a central defined benefit pension scheme ("East Jean Scheme") providing benefits to all employees in accordance with the Labor Standards Law (as amended) in Taiwan. The Group has an obligation to ensure that there are sufficient funds in the East Jean Scheme to pay the benefits earned. The branch currently contributes at two percent of the total salaries as determined and approved by the relevant government authorities. The assets of the East Jean Scheme are invested by the Central Trust of China.

(n) Cash flow statement

The presentation and classification of items in the cash flow statement have been changed due to the the adoption of SSAP 15 (revised). As a result, cash flow during the year has been reclassified by operating, investing and financing activities. For the year ended December 31, 2001, net cash outflow from taxation and interest paid of HK$67 million have been reclassified as operating cash flow, dividend and interest received of HK$26 million have been reclassified as investing cash flow and dividend paid of HK$222 million has been reclassified as financing cash flow.

(o) Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investment which are readily convertible into known amounts of cash without notice. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank overdrafts and advances from banks repayable within three months from the date of the advance.

(p) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

1. 主要會計政策（續）

(q) 分部報表

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分佈資料則以次要報告形式呈列。

分部資產主要包括固定資產、租賃訂金及預付款項、存貨、應收款項及經營現金。分部負債指經營負債，而不包括稅項及若干企業借款等項目。資本開支指對固定資產之添置，當中包括因購買附屬公司而產生之資產增加。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支則按資產所在地計算。

(r) 或然負債

或然負債指因為過往事件而可能引起之承擔，而其存在只能就集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能因過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會被確認，但會在財務報表附註中披露。假若資源流出之可能性改變而導致可能出現資源流出，則確認為負債。

1. PRINCIPAL ACCOUNTING POLICIES (continued)

(q) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of fixed assets, rental deposit and prepayment, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

(r) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognized as a provision.

2. 營業額、收益及分部資料

本集團主要業務為零售及分銷其 *Giordano*，*Giordano Ladies*，*Giordano Junior*，*Bluestar Exchange* 等品牌之便服及配襯用品。本集團亦同時經營製衣業務，以供應集團零售業務需求，並向本集團以外之人士供應製成品。

本年度已確認之營業額及收益如下：

2. TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal business of the Group is retailing and distribution of casual apparel and accessories under *Giordano*, *Giordano Ladies*, *Giordano Junior*, *Bluestar Exchange* brands. The Group also carries on apparel manufacturing operation, supporting the Group's retail business and supplying products to third parties.

Turnover and revenue recognized during the year are as follows:

		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2002**	2001
營業額	**Turnover**		
零售及分銷業務之銷售收入	Sales revenue from retailing and distribution operations	**$3,375**	$3,262
製衣業務之銷售收入	Sales revenue from manufacturing operations	**213**	217
		$3,588	$3,479
其他收益	**Other revenue**		
利息收入	Interest income	**$ 9**	$ 17
佣金收入	Commission income	**9**	29
租金收入	Rental income	**20**	19
特許權收入	Royalty income	**22**	19
其他收入	Other income	**38**	43
		$ 98	$ 127

2. 營業額、收益及分部資料(續)

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式－業務分部資料

(a) Primary reporting format – business segments

(以港幣百萬元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2002	製衣業務 Manufacturing 2002	其他業務 Other Operation 2002	抵銷項 Eliminations 2002	集團 Group 2002
營業額	**Turnover**					
對外銷售	External sales	$3,375	$213	$ -	$ -	
分部間銷售	Inter-segment sales	-	546	-	(546)	
		$3,375	$759	$ -	$(546)	$3,588
分部業績	**Segment results**					
經營溢利	Operating profit	$ 310	$ 54	$ 6	$ 5	$ 375
融資費用	Finance expense					(4)
應佔聯營公司溢利	Share of profits of associated companies					85
除稅前溢利	Profit before taxation					456
稅項	Taxation					(91)
除稅後溢利	Profit after taxation					365
少數股東權益	Minority interests					(24)
股東應佔溢利	Profit attributable to shareholders					$ 341
資產	**Assets**					
分部資產	Segment assets	$1,509	$293	$351		$2,153
聯營公司權益	Interest in associated companies	$ 261				261
總資產	Total assets					$2,414
負債	**Liabilities**					
分部負債	Segment liabilities	$ 266	$120			$ 386
未分配之負債	Unallocated corporate liabilities					99
總負債	Total liabilities					$ 485
其他資料	**Other information**					
資本性支出(附註 11)	Capital expenditure (Note 11)	$ 78	$ 2			$ 80
固定資產折舊(附註 3)	Depreciation (Note 3)	$ 94	$ 19			$ 113

分部間銷售是在正常業務範圍內進行，交易價格及條款可與集團其他第三者客戶相比。

Inter-segment sales were conducted in the normal course of business at prices and terms comparable to the other third party customers of the Group.

2. 營業額、收益及分部資料（續）

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(a) 主要報告形式－業務分部資料（續）

(a) Primary reporting format – business segments (continued)

(以港幣百萬元為單位)	(In HK$ millions)	零售及分銷業務 Retail and Distribution 2001	製衣業務 Manufacturing 2001	其他業務 Other Operation 2001	抵銷項 Eliminations 2001	集團 Group 2001
營業額	**Turnover**					
對外銷售	External sales	$3,262	$217	$ -	$ -	
分部間銷售	Inter-segment sales	-	510	-	(510)	
		$3,262	$727	$ -	$(510)	$3,479
分部業績	**Segment results**					
經營溢利	Operating profit	$ 297	$ 57	$ 12	$ 6	$ 372
融資費用	Finance expense					(4)
應佔聯營公司溢利	Share of profits of associated companies					99
除稅前溢利	Profit before taxation					467
稅項	Taxation					(79)
除稅後溢利	Profit after taxation					388
少數股東權益	Minority interests					(11)
股東應佔溢利	Profit attributable to shareholders					$ 377
資產	**Assets**					
分部資產	Segment assets	$1,548	$347	$273		$2,168
聯營公司權益	Interest in associated companies	$ 203				203
總資產	Total assets					$2,371
負債	**Liabilities**					
分部負債	Segment liabilities	$ 367	$122			$ 489
未分配之負債	Unallocated corporate liabilities					136
總負債	Total liabilities					$ 625
其他資料	**Other information**					
資本性支出	Capital expenditure	$ 326	$ 8			$ 334
固定資產折舊(附註3)	Depreciation (Note 3)	$ 89	$ 22			$ 111

2. 營業額、收益及分部資料(續)

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(b) 次要報告形式－地區分部資料

(b) Secondary reporting format – geographical segments

(以港幣百萬元為單位)	(In HK$ millions)	營業額 Turnover 2002	資本性支出 Capital expenditure 2002	總資產 Total assets 2002
中國大陸	Mainland China	$ 862	$10	$ 791
香港	Hong Kong	784	15	716
台灣	Taiwan	677	30	251
新加坡	Singapore	372	9	165
韓國	Korea	202	–	–
日本	Japan	200	5	61
其他地區(附註 2(c))	Other territories (Note 2(c))	491	11	169
		$3,588	$80	$2,153
聯營公司權益	Interest in associated companies			261
總資產	Total assets			$2,414

(以港幣百萬元為單位)	(In HK$ millions)	營業額 Turnover 2001	資本性支出 Capital expenditure 2001	總資產 Total assets 2001
中國大陸	Mainland China	$ 808	$ 28	$ 752
香港	Hong Kong	775	223	829
台灣	Taiwan	746	32	257
新加坡	Singapore	330	7	134
韓國	Korea	243	–	–
日本	Japan	194	14	61
其他地區(附註 2(c))	Other territories (Note 2(c))	383	30	135
		$3,479	$334	$2,168
聯營公司權益	Interest in associated companies			203
總資產	Total assets			$2,371

由於按以上地區劃分之溢利與營業額之相對比例值並無重大差異，故此並無列出按照地區劃分之溢利分析。

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

2. 營業額、收益及分部資料(續)

2. TURNOVER, REVENUE AND SEGMENT INFORMATION (continued)

(c) 於德國之合營企業已終止運作，而*Bluestar Exchange*連鎖店全線二十三間門市已於二零零二年九月三十日關閉。德國市場之營業額為港幣二千一百萬元(二零零一年：港幣一千三百萬元)已包括於其他地區營業額。

(c) The joint venture in Germany was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. The turnover of Germany market of HK$21 million (2001: HK$13 million) was included in the other territories.

3. 經營溢利

3. OPERATING PROFIT

		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2002**	2001
經營溢利已扣除下列各項：	**The operating profit is stated after charging:**		
核數師酬金	Auditors' remuneration	**$ 2**	$ 2
自置固定資產折舊	Depreciation of owned fixed assets	**110**	108
融資租賃之固定資產折舊	Depreciation of fixed assets held under finance leases	**3**	3
商譽撇銷	Written off of goodwill	**1**	–
收購聯營公司時之溢價撇銷	Written off of premium on acquisition of associated companies	**–**	2
零售商店、辦公室、工廠及貨倉之經營租賃費用	Operating lease rentals in respect of retail shops, office premises, factories and warehouses	**509**	461
出售固定資產之淨虧損	Net loss on disposal of fixed assets	**13**	3
員工成本(附註 5)	Staff costs (Note 5)	**517**	501
並已計入：	**and after crediting:**		
暫時轉讓出口配額所得之收入淨額	Net income arising from the temporary transfer of export quota entitlements	**$ 3**	$ 9

4. 融資費用 4. FINANCE EXPENSE

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	2001
融資租賃之利息	Interest element of finance leases	**$3**	$3
銀行貸款利息	Interest on bank loans	**1**	1
		$4	$4

5. 員工成本 5. STAFF COSTS

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	2001
薪金及工資(包括董事酬金)	Salaries and wages (including directors' emoluments)	**$489**	$476
退休金－界定供款計劃	Pension cost – defined contribution plans	**28**	23
退休金－界定福利計劃	Pension cost – defined benefits plans	**–**	2
		$517	$501

於本年度內，僱主用以減低供款水平之未能領取供款為港幣五十萬元(二零零一年：港幣一百萬元)。於二零零二年十二月三十一日，此等可供來年使用之未能領取供款為港幣九萬元(二零零一年：港幣十三萬元)。

During the year, the unvested benefits utilized by the employers to reduce the level of contributions was HK$0.5 million (2001: HK$1 million). As at December 31, 2002, the amounts of the unvested benefits available to be utilized for the following year was HK$0.09 million (2001: HK$0.13 million).

6. 董事及高級管理人員酬金

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) 董事酬金

於本年度內，向本公司董事支付之酬金總額如下：

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2002**	2001
袍金	Fees	**$ 1**	$ 1
其他酬金：	Other emoluments:		
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	**13**	13
花紅	Bonuses	**12**	10
退休金供款	Pension contributions	**-**	-
失去職位補償	Compensation for loss of office	**-**	4
		$26	$28

上述披露之董事袍金包括付予獨立非執行董事之港幣一百萬元（二零零一年：港幣一百萬元）。

Directors' fees disclosed above include HK$1 million (2001: HK$1 million) paid to independent non-executive directors.

於本年度內，本公司董事獲授予或行使之購股權數目，已詳列於本年報內之購股權資料中。

During the year, options to subscribe for shares of the Company exercised and granted to the directors are disclosed under Share Option Information section of this annual report.

6. 董事及高級管理人員酬金(續)

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(a) 董事酬金(續)

董事酬金列明如下。酬金指本公司董事在各財政年度出任董事職位之已收或應收之款項，惟並不包括從購股權計劃中購買本公司股份而獲得或將會獲得之利益。

(a) Directors' emoluments (continued)

The emoluments of the directors are set out below. The emoluments represent the amounts paid to or receivable by the directors while being directors of the Company in the respective fiscal years and do not include the benefits derived or to be derived from the options granted under the share option scheme to acquire the shares of the Company.

酬金組別 Emoluments bands	董事數目 Number of directors 2002	 2001
港幣 HK$		
0 - 1,000,000	3	4
1,000,001 - 1,500,000	1	1
1,500,001 - 2,000,000	-	1
2,000,001 - 2,500,000	1	-
2,500,001 - 3,000,000	-	-
3,000,001 - 3,500,000	1	1
3,500,001 - 4,000,000	1	2
13,000,001 - 13,500,000	-	1
14,500,001 - 15,000,000	1	-
	8	10

於本年度內，並無董事(二零零一年：一位)放棄其部分酬金(二零零一年：港幣二百萬元)。

During the year, no director (2001: one) waived part of the emoluments (2001: HK$2 million).

6. 董事及高級管理人員酬金（續）

6. DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (continued)

(b) 五位最高薪職員

本集團五位最高薪職員中包括四位（二零零一年：四位）董事，其酬金之詳情已於上述披露。於本年度內，付予餘下一位（二零零一年：一位）最高薪職員酬金總額如下：

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2001: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2001: one) individual during the year are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2002**	2001
基本薪金、房屋津貼、其他津貼及實物收益	Basic salaries, housing allowances, other allowances and benefits in kind	**$2**	$2
花紅	Bonuses	**-**	-
退休金供款	Pension contributions	**-**	-
		$2	$2

餘下最高薪職員按酬金組別歸類如下：

The emoluments of the remaining highest paid individual fell within the following bands:

酬金組別 **Emoluments bands**	人數 **Number of individual**	
	2002	2001
港幣 **HK$**		
1,500,001 - 2,000,000	**-**	1
2,000,001 - 2,500,000	**1**	-

7. 稅項

7. TAXATION

綜合損益表內之稅項支出為：

The charge for taxation in the consolidated profit and loss account represents:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	集團 Group 2001
公司及附屬公司：	**Company and subsidiaries:**		
香港利得稅	Hong Kong profits tax	**$18**	$16
海外稅項	Overseas taxation	**44**	33
聯營公司：	**Associated companies:**		
海外稅項	Overseas taxation	**29**	30
		$91	$79

資產負債表內之稅項為：

The amount of taxation in the balance sheet represents:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	集團 Group 2001	公司 Company 2002	公司 Company 2001
香港利得稅	Hong Kong profits tax	**$10**	$ 6	**$–**	$–
海外稅項	Overseas taxation	**27**	27	**–**	–
		$37	$33	**$–**	$–

本公司及其香港附屬公司之稅項準備是根據本年度從香港賺取或源自香港之估計應課稅溢利按現稅率百分之十六(二零零一年：百分之十六)計算。

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 16.0 percent (2001: 16.0 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year.

本集團向香港稅務局申請扣減某些用於*Giordano*商標之特許權費用。該申請已取得香港稅務局之確認，並全部反映於財務報表內。

The Group has claimed deduction on certain royalty payments on the use of *Giordano* trademark. The claim has been fully settled with the Hong Kong Inland Revenue Department and has been fully reflected in the financial statements.

其他於海外經營之附屬公司之利得稅項是根據適用於各司法權區之稅率而計算。

Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

本集團於結算日並無重大未撥備之遞延稅項。

The Group did not have material unprovided deferred taxation at the balance sheet date.

8. 股東應佔溢利

股東應佔集團之綜合溢利為港幣三億四千一百萬元（二零零一年：港幣三億七千七百萬元），其中計入本公司之股東應佔溢利為港幣三億零一百萬元（二零零一年：港幣四億七千八百萬元），並包括來自附屬公司之股息為港幣二億八千萬元（二零零一年：港幣四億六千三百萬元），已在本公司之財務報表內計入。

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the Group's consolidated profit of HK$341 million (2001: HK$377 million) attributable to shareholders of the Company is HK$301 million (2001: HK$478 million), including dividends from subsidiaries of HK$280 million (2001: HK$463 million) which is dealt with in the Company's own financial statements.

9. 股息

9. DIVIDENDS

股息如下：

Dividends are as follows:

(以港幣百萬元為單位)	*(In HK$ millions)*	**2002**	2001
中期股息－每股港幣四點五仙（二零零一年：每股港幣四點五仙）	Interim dividend – 4.5 HK cents (2001: 4.5 HK cents) per share	**$ 65**	$ 65
末期股息－於結算日後擬派每股港幣四點五仙（二零零一年：每股港幣四點五仙）	Final dividend – proposed after balance sheet date of 4.5 HK cents (2001: 4.5 HK cents) per share	**65**	65
特別股息－於結算日後擬派每股港幣一角（二零零一年：每股港幣五仙）	Special dividend – proposed after balance sheet date of 10.0 HK cents (2001: 5.0 HK cents) per share	**144**	72
		$274	$202

於二零零三年三月十三日舉行之董事會會議上，董事宣派末期及特別股息分別為每股港幣四點五仙及港幣一角。此項擬派股息並無於本財務報表內反映為應付股息，但將於截至二零零三年十二月三十一日止年度之財務報表內反映。

At the board meeting held on March 13, 2003, the directors declared final and special dividends of 4.5 HK cents and 10.0 HK cents per share respectively. These proposed dividends are not reflected as a dividend payable in the financial statements, but will be reflected in the financial statements for the year ending December 31, 2003.

10. 每股盈利

每股基本及攤薄盈利乃按本年度股東應佔綜合溢利港幣三億四千一百萬元（二零零一年：港幣三億七千七百萬元）計算。

每股基本盈利乃按本年度內已發行股份之加權平均股數十四億三千八百六十四萬九千二百二十九股（二零零一年：十四億三千四百七十七萬四千七百三十二股）而計算。

每股攤薄盈利乃按十四億三千八百六十四萬九千二百二十九股（二零零一年：十四億三千四百七十七萬四千七百三十二股），即本年內已發行股份之加權平均股數，加上假設根據本公司購股權計劃授出之所有未行使購股權皆已行使而發行之股份之加權平均股數一千三百三十九萬四千七百九十七股（二零零一年：一千七百九十二萬八千九百三十三股）計算。

10. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$341 million (2001: HK$377 million).

The basic earnings per share is based on the weighted average of 1,438,649,229 shares (2001: 1,434,774,732 shares) in issue during the year.

The diluted earnings per share is based on 1,438,649,229 shares (2001: 1,434,774,732 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 13,394,797 shares (2001: 17,928,933 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

11. 固定資產 11. FIXED ASSETS

集團 Group

(以港幣百萬元為單位)	(In HK$ millions)	永久業權之土地及樓宇 Freehold land & building	租賃土地及樓宇 Leasehold land & buildings	機器及設備 Plant & machinery	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	汽車 Motor vehicles	合計 Total
成本值	**Cost**						
於二零零二年一月一日	At January 1, 2002	$35	$431	$78	$526	$17	$1,087
換算差額	Translation difference	-	-	-	9	-	9
添置	Additions	-	-	-	78	2	80
出售	Disposals	-	-	(13)	(75)	(2)	(90)
於二零零二年十二月三十一日	At December 31, 2002	$35	$431	$65	$538	$17	$1,086
累積折舊	**Accumulated depreciation**						
於二零零二年一月一日	At January 1, 2002	$ 5	$ 26	$58	$321	$12	$ 422
換算差額	Translation difference	-	-	-	3	-	3
本年折舊	Charge for the year	-	13	6	92	2	113
出售	Disposals	-	-	(12)	(62)	(1)	(75)
於二零零二年十二月三十一日	At December 31, 2002	$ 5	$ 39	$52	$354	$13	$ 463
於二零零二年十二月三十一日之賬面淨值	**Net book value at December 31, 2002**	**$30**	**$392**	**$13**	**$184**	**$ 4**	**$ 623**
於二零零一年十二月三十一日之賬面淨值	Net book value at December 31, 2001	$30	$405	$20	$205	$ 5	$ 665

(a) 於二零零二年十二月三十一日，以融資租賃土地及樓宇之成本值及累積折舊分別為港幣七千一百萬元(二零零一年：港幣七千一百萬元)及港幣二千三百萬元(二零零一年：港幣二千萬元)。

(a) At December 31, 2002, leasehold land and building with cost and accumulated depreciation of HK$71 million (2001: HK$71 million) and HK$23 million (2001: HK$20 million) respectively was held under finance lease.

(b) 永久業權之土地及樓宇位於台灣。

(b) The freehold land and building is situated in Taiwan.

11. 固定資產（續） 11. FIXED ASSETS (continued)

(c) 租賃土地及樓宇之賬面淨值分析如下：

(c) The analysis of the net book value of leasehold land and buildings is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	集團 Group 2001	公司 Company 2002	公司 Company 2001
在香港以中期租約持有	In Hong Kong under medium term leases	**$217**	$223	**$197**	$202
在香港以外	Outside Hong Kong				
－長期租約	– under long term leases	**127**	131	**-**	-
－中期租約	– under medium term leases	**48**	51	**-**	-
		175	182	**-**	-
於十二月三十一日	At December 31	**$392**	$405	**$197**	$202

公司 Company

(以港幣百萬元為單位)	(In HK$ millions)	租賃土地及樓宇 Leasehold land & buildings	租賃物業裝修、傢俬、固定裝置及辦公室設備 Leasehold improvements, furniture, fixtures & office equipment	合計 Total
成本值	**Cost**			
於二零零二年一月一日	At January 1, 2002	$207	$5	$212
添置	Additions	–	1	1
出售	Disposals	–	(2)	(2)
於二零零二年十二月三十一日	At December 31, 2002	$207	$4	$211
累積折舊	**Accumulated depreciation**			
於二零零二年一月一日	At January 1, 2002	$ 5	$4	$ 9
本年折舊	Charge for the year	5	1	6
出售	Disposals	–	(2)	(2)
於二零零二年十二月三十一日	At December 31, 2002	$ 10	$3	$ 13
於二零零二年十二月三十一日之賬面淨值	**Net book value at December 31, 2002**	**$197**	**$1**	**$198**
於二零零一年十二月三十一日之賬面淨值	Net book value at December 31, 2001	$202	$1	$203

12. 附屬公司權益 12. INTEREST IN SUBSIDIARIES

(以港幣百萬元為單位)	(In HK$ millions)	公司 Company 2002	2001
非上市投資－成本值	Unlisted investment, at cost	$ 898	$ 897
應收附屬公司款項	Amounts due from subsidiaries	514	493
應付附屬公司款項	Amounts due to subsidiaries	(334)	(376)
		$1,078	$1,014

應收/付附屬公司款項均為無抵押及無固定還款期。除某一全資附屬公司之應收貸款約港幣一億四千九百萬元(二零零一年：港幣九千萬元)乃按香港最優惠利率計算利息，及其一附屬公司之應付貸款約港幣三千四百萬元(二零零一年：港幣一千三百萬元)乃按當時商業銀行存款利率計算利息，其他應收/付附屬公司款項均為免息。

Amounts due from/to subsidiaries are unsecured and have no fixed terms of repayment. Apart from the loans of approximately HK$149 million (2001: HK$90 million) advanced to a wholly-owned subsidiary, bearing interest at Hong Kong Prime Rate, and loans of approximately HK$34 million (2001: HK$13 million) advanced from a subsidiary, bearing interest at the prevailing commercial bank deposit rates, the remaining amounts due from/to subsidiaries are non-interest bearing.

主要附屬公司之詳情載於第76至79頁之財務報表附註28。

Details of principal subsidiaries are set out in note 28 to the financial statements on pages 76 to 79.

13. 聯營公司權益 13. INTEREST IN ASSOCIATED COMPANIES

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	2001
所佔資產淨值	Share of net assets	$268	$224
匯兌調整	Exchange adjustment	(7)	(21)
		$261	$203

13. 聯營公司權益 (續) 13. INTEREST IN ASSOCIATED COMPANIES (continued)

於二零零二年十二月三十一日，本集團持有以下主要聯營公司股份：

At December 31, 2002, the Group held shares in the following principal associated companies:

聯營公司名稱 Name of associated company	註冊成立地點 Place of incorporation	持有股份百分比率 Percentage holding 2002	2001	已發行及全數繳足股本 Issued and fully paid share capital	主要業務及經營地區 Principal activities and place of operation
Giordano Corporation Limited	大韓民國 Republic of Korea	**50**	50	一百萬零二千三百四十股每股面值五千韓國圜之普通股份 1,002,340 common stock of WON5,000 each	在韓國經營零售服裝及配襯用品 Retailing of apparel and accessories in Korea
Giordano Fashions (L.L.C.)	阿拉伯聯合酋長國 United Arab Emirates	**20**	20	三千股每股面值一千沙地阿拉伯聯合酋長國迪拉姆之股份 3,000 shares of AED1,000 each	在阿拉伯聯合酋長國經營零售服裝及配襯用品 Retailing of apparel and accessories in the United Arab Emirates

重要聯營公司資料：

Information on a material associated company:

根據經董事會調整後以符合本集團會計政策之Giordano Corporation Limited經審核之財務報表，該公司於二零零二年度之營業額及除税後溢利分別為港幣十三億三千一百萬元(二零零一年：港幣十三億三千七百萬元)及港幣九千九百萬元(二零零一年：港幣一億二千八百萬元)。於二零零二年十二月三十一日之資產淨值為港幣四億七千四百萬元(二零零一年：港幣三億五千二百萬元)。淨資產詳列如下：

Based on the audited financial statements of Giordano Corporation Limited, after making adjustments as considered appropriate by the directors in order to comply with the Group's accounting policies, the turnover and profit after tax of such company for 2002 were HK$1,331 million (2001: HK$1,337 million) and HK$99 million (2001: HK$128 million) respectively, and its net asset was HK$474 million (2001: HK$352 million) as at December 31, 2002. Details of the net assets are set out below:

(以港幣百萬元為單位)	*(In HK$ millions)*	2002	2001
流動資產	Current assets	**$523**	$439
流動負債	Current liabilities	**(88)**	(123)
非流動資產	Non-current assets	**42**	38
非流動負債	Non-current liabilities	**(3)**	(2)
		$474	$352

14. 租賃訂金及預付款項

租賃訂金及預付款項乃指租賃一香港物業所付之訂金及租賃一位於中國大陸上海物業之預付租金。

14. RENTAL DEPOSIT AND PREPAYMENT

Rental deposit and prepayment represents the deposit paid for the lease of a Hong Kong property and the prepayment of rent for the lease of a property situated in Shanghai, Mainland China.

15. 存貨

15. INVENTORIES

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	2001
原料	Raw materials	**$ 28**	$ 36
在製貨品	Work in progress	**18**	20
製成品	Finished goods	**206**	227
		$252	$283

於二零零二年十二月三十一日，可變現淨值列賬之存貨合共約港幣八百萬元(二零零一年：港幣八百萬元)。

At December 31, 2002, the carrying amount of inventories that are carried at net realizable value amounted to approximately HK$8 million (2001: HK$8 million).

16. 應收賬款

16. TRADE RECEIVABLES

除現金及信用卡銷售外，本集團在正常情況下給予其貿易客戶平均六十日信貸期。

Other than cash and credit card sales, the Group normally allows an average credit period of 60 days to its trade customers.

以下為應收貿易賬款之賬齡分析：

The ageing analysis of trade debtors is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	2001
零至三十日	0 – 30 days	**$ 97**	$ 94
三十一至六十日	31 – 60 days	**32**	27
六十一至九十日	61 – 90 days	**3**	3
逾九十日	Over 90 days	**4**	2
合計	Total	**$136**	$126

17. 股本 / 17. SHARE CAPITAL

(以港幣百萬元為單位)	(In HK$ millions)	2002	2001
法定：	**Authorized:**		
二十億股每股面值港幣五仙之普通股	2,000,000,000 ordinary shares of HK$0.05 each	**$100**	$100
已發行及全數繳足：	**Issued and fully paid:**		
十四億四千零三十四萬四千五百一十八股（二零零一年：十四億三千六百零二萬八千五百一十八股）每股面值港幣五仙之普通股	1,440,344,518 ordinary shares (2001: 1,436,028,518 ordinary shares) of HK$0.05 each	**$ 72**	$ 72

於本年度內，已發行股本之變動情況如下：

Details of the movements in the issued share capital during the year are set out below:

		股份數目 Number of shares	
		2002	2001
每股面值港幣五仙之普通股	Ordinary shares of HK$0.05 each		
於一月一日	At January 1	**1,436,028,518**	1,430,682,518
發行股份	Issue of shares	**4,316,000**	5,346,000
於十二月三十一日	At December 31	**1,440,344,518**	1,436,028,518

(i) 發行股份

按本公司於一九九五年五月二十三日採納之購股權計劃，於本年內，本公司發行股本中每股面值港幣五仙之新普通股共四百三十一萬六千股予行使購股權之購股權持有人。

本公司於年內發行之所有新普通股與本公司當時已有之股份在各方面均享有同等權益。

(i) Issue of shares

Pursuant to the share option scheme of the Company adopted on May 23, 1995, the Company issued 4,316,000 new ordinary shares of HK$0.05 each in the capital of the Company to option holders who exercised their share options during the year.

All the new ordinary shares issued by the Company in the year ranked pari passu with the then existing shares of the Company in all respects.

(ii) 回購股份

本公司於本年內並無回購股份。

(ii) Repurchase of shares

During the year, the company did not repurchase any shares.

18. 儲備

18. RESERVES

於二零零二年十二月三十一日，本集團及本公司之儲備分析如下：

The reserves of the Group and the Company as at December 31, 2002 are analyzed as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	集團 Group 2001	公司 Company 2002	公司 Company 2001
繳入盈餘	Contributed surplus	**$ 383**	$ 383	**$ 540**	$ 540
資本贖回儲備	Capital redemption reserve	**3**	3	**3**	3
股份溢價	Share premium	**463**	456	**463**	456
匯兑儲備	Exchange reserve	**(98)**	(125)	**-**	-
其他儲備	Other reserves	**126**	127	**-**	-
滾存溢利	Retained profits	**710**	642	**281**	254
		1,587	1,486	**1,287**	1,253
擬派末期及特別股息(附註 9)	Proposed final and special dividends (Note 9)	**209**	137	**209**	137
總儲備	Total reserves	**$1,796**	$1,623	**$1,496**	$1,390

其他儲備乃指：

Other reserves represents:

(1) 根據中國大陸有關法律及財務法規，中國大陸之附屬公司之法定儲備基金可用於彌補往年虧損(如有)及增加該等附屬公司之資本額。

(1) according to the relevant laws and financial regulations, the statutory reserve funds of the subsidiaries in Mainland China which may be used to make up prior years' losses, if any, and to increase the capital of the subsidiaries.

(2) 根據韓國税務獎勵限制法例及韓國商業準則，大韓民國之聯營公司之法定儲備基金及其他儲備只可以用作抵銷未來虧損或轉作資本，不可用作現金股息派發。

(2) in accordance with the Korean Tax Incentive Limitation Law and Korean Commercial Code, the statutory reserve fund and other reserves of the associated company in the Republic of Korea which may only be used to offset a future deficit or be transferred to capital stock, but not for cash dividends.

(3) 根據阿拉伯聯合酋長國商業公司法例，阿拉伯聯合酋長國之聯營公司之法定儲備基金，除聯邦法規定外，不可作分配之用。

(3) according to the UAE Commercial Companies Law, the statutory reserve fund of the associated company in United Arab Emirates which is not available for distribution except as provided in the Federal Law.

19. 長期負債 19. LONG-TERM LIABILITIES

		集團 Group	
(以港幣百萬元為單位)	*(In HK$ millions)*	**2002**	2001
借款	Loans		
無抵押	Unsecured	**$–**	$ 5
融資租賃債務	Obligations under finance leases	**9**	14
		9	19
長期負債之流動部分	Current portion of long-term liabilities	**(4)**	(5)
		$5	$14
以上項目分析如下：	The analysis of the above is as follows:		
銀行貸款	Bank loan		
一年內	Within one year	**$–**	$ 1
五年內須全數償還	Wholly repayable within five years	**$–**	$ 1
少數股東貸款	Minority shareholders loans		
第三至第五年內	In the third to fifth year inclusive	**$–**	$ 4
五年內須全數償還	Wholly repayable within five years	**$–**	$ 4
融資租賃債務	Obligations under finance leases		
一年內	Within one year	**$4**	$ 4
第二年	In the second year	**5**	10
五年內須全數償還	Wholly repayable within five years	**$9**	$14

20. 應付賬款

以下為應付貿易賬款之賬齡分析：

20. TRADE PAYABLES

The ageing analysis of trade creditors is as follows:

(以港幣百萬元為單位)	(In HK$ millions)	集團 Group 2002	集團 Group 2001
零至三十日	0 – 30 days	**$157**	$227
三十一至六十日	31 – 60 days	**29**	52
六十一至九十日	61 – 90 days	**13**	24
逾九十日	Over 90 days	**10**	28
合計	Total	**$209**	$331

21. 淨流動資產

本集團之淨流動資產指流動資產扣除流動負債。本集團於二零零二年及二零零一年之淨流動資產分別為港幣八億六千一百萬元及港幣七億九千八百萬元。而本公司於二零零二年及二零零一年之淨流動資產分別為港幣二億九千二百萬元及港幣二億四千五百萬元。

21. NET CURRENT ASSETS

The Group's net current assets, defined as current assets less current liabilities, amounted to HK$861 million and HK$798 million in 2002 and 2001 respectively. The Company's net current assets were HK$292 million in 2002 compared with HK$245 million in 2001.

22. 總資產扣除流動負債

本集團於二零零二年及二零零一年之總資產扣除流動負債分別為港幣十九億三千四百萬元及港幣十七億六千萬元 。本公司於二零零二年之總資產扣除流動負債後為港幣十五億六千八百萬元，而二零零一年則為港幣十四億六千二百萬元 。

22. TOTAL ASSETS LESS CURRENT LIABILITIES

The Group's total assets less current liabilities amounted to HK$1,934 million and HK$1,760 million in 2002 and 2001 respectively. The Company's total assets less current liabilities were HK$1,568 million in 2002 compared with HK$1,462 million in 2001.

23. 收購附屬公司權益之分析 23. ANALYSIS OF PURCHASE OF INTEREST IN SUBSIDIARIES

(以港幣百萬元為單位)	(In HK$ millions)	2002	2001
所收購之淨資產	**Net assets acquired**		
固定資產	Fixed assets	$–	$2
應收賬款	Trade receivables	–	3
其他應收款	Other receivables	–	1
現金及銀行結存	Cash and bank balances	–	1
其他應付款及應付費用	Other payables and accruals	–	(5)
		–	2
商譽	Goodwill	–	1
聯營公司之淨資產	Net assets of associated companies	–	(1)
收購代價	Purchase consideration	$–	$2
以現金支付	Satisfied by cash	$–	$2
收購附屬公司之現金及現金等值流出淨額之分析：	Analysis of net outflow of cash and cash equivalents in respect of the purchase of subsidiaries:		
收購代價	Purchase consideration	$–	$2
收購所得現金及銀行結存	Cash and bank balances acquired	–	(1)
收購附屬公司之現金及現金等值流出淨額	Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	$–	$1

24. 本年度融資變動分析 24. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	股本溢價 Share premium	融資租賃債務 Obligations under finance leases	銀行貸款 Bank loans	少數股東權益(包括貸款) Minority interests (including loans)
二零零二年一月一日之結餘	Balance at January 1, 2002	$72	$456	$14	$48	$55
換算差額	Translation difference	-	-	-	-	2
融資之現金流入/(流出)淨額	Net cash inflow/(outflow) from financing	-	7	(5)	(48)	(4)
所佔儲備	Share of reserves	-	-	-	-	24
已付股息	Dividend paid	-	-	-	-	(16)
二零零二年十二月三十一日之結餘	**Balance at December 31, 2002**	**$72**	**$463**	**$ 9**	**$ -**	**$61**

二零零一年之比較數字如下： The comparative figures for 2001 are set out as follows:

(以港幣百萬元為單位)	(In HK$ millions)	股本 Share capital	股本溢價 Share premium	融資租賃債務 Obligations under finance leases	銀行貸款 Bank loans	少數股東權益(包括貸款) Minority interests (including loans)
二零零一年一月一日之結餘	Balance at January 1, 2001	$72	$448	$18	$ 2	$45
換算差額	Translation difference	-	-	-	-	(1)
融資之現金流入/(流出)淨額	Net cash inflow/(outflow) from financing	-	8	(4)	46	-
所佔儲備	Share of reserves	-	-	-	-	11
二零零一年十二月三十一日之結餘	Balance at December 31, 2001	$72	$456	$14	$48	$55

25. 現金及現金等價結存之分析

25. ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS

(以港幣百萬元為單位)	(In HK$ millions)	2002	2001
現金及銀行結存	Cash and bank balances	**$667**	$579
減：存款日起三個月以上到期之銀行定期存款	Deduct: Bank deposits with maturity over three months from date of deposits	**(3)**	(6)
		664	573
銀行貸款及透支	Bank loans and overdrafts	**53**	84
減：償還期為貸款日起計三個月以上之銀行貸款	Deduct: Bank loans repayable over three months from date of advance	**-**	(48)
		53	36
淨現金及現金等值	Net cash and cash equivalents	**$611**	$537

以上之本集團現金及銀行結存包括港幣七千二百萬元（二零零一年：港幣七千萬元）等值之人民幣現金及銀行結存。

Included in the cash and bank balances of the Group are cash and bank balances totaling HK$72 million (2001: HK$70 million) denominated in Renminbi.

26. 承擔

26. COMMITMENTS

(a) 營業租賃之承擔

於二零零二年十二月三十一日，本集團及本公司就零售店舖、辦公室、工廠及貨倉之營業租賃所需支付之最低租賃承擔如下：

於下列期間屆滿之營業租賃：

(a) Commitments under operating leases

At December 31, 2002, the Group and the Company had future aggregate minimum commitments under operating leases in respect of retail shops, office premises, factories and warehouses as set out below:

Operating leases which expire:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	(In HK$ millions)	**2002**	2001	**2002**	2001
一年內	Within one year	**$396**	$380	**$14**	$14
一年後但五年內	After one year but within five years	**543**	535	**12**	21
五年以上	Over five years	**22**	23	**-**	-
		$961	$938	**$26**	$35

(b) 資本承擔

於二零零二年十二月三十一日，本集團及本公司有以下之資本承擔：

(b) Capital commitments

At December 31, 2002, the Group and the Company had the following capital commitments:

		集團 Group		公司 Company	
(以港幣百萬元為單位)	(In HK$ millions)	**2002**	2001	**2002**	2001
已簽約但未撥備	Contracted but not provided for	**$1**	$4	**$–**	$–

(c) 外幣合約

本集團對其日常業務所需，簽訂了有關購買遠期外幣合約。於二零零二年十二月三十一日，本集團向銀行購買而未行使之外匯合約總額達港幣一千五百萬元（二零零一年：港幣三千一百萬元）。

(c) Foreign currency contracts

The Group had entered into agreements for forward purchases of foreign currencies in the ordinary course of business. As at December 31, 2002, the total outstanding foreign exchange contracts purchased with banks amounted to HK$15 million (2001: HK$31 million).

27. 或然負債 27. CONTINGENT LIABILITIES

於二零零二年十二月三十一日，本集團及本公司有以下並無包括在財務報表內之或然負債：

At December 31, 2002, the Group and the Company had contingent liabilities not included in the financial statements in respect of the following:

(以港幣百萬元為單位) (In HK$ millions)	集團 Group 2002	集團 Group 2001	公司 Company 2002	公司 Company 2001
代替租賃及水電按金之銀行擔保 Bank guarantees in lieu of rental and utility deposits	**$12**	$10	**$–**	$–
已發出之保證票據 Guarantee notes issued	**35**	50	**–**	–
	$47	$60	**$–**	$–

28. 主要附屬公司 28. PRINCIPAL SUBSIDIARIES

本公司於二零零二年十二月三十一日之主要附屬公司如下：

The following is a list of the principal subsidiaries of the Company at December 31, 2002:

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding 2002	2001	已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
Bluestar Exchange Limited *	香港 Hong Kong	**100**	100	三百萬股每股面值港幣一元之普通股 3,000,000 ordinary shares of HK$1 each	在香港經營零售服裝及配襯用品 Retailing of apparel and accessories in Hong Kong
東莞智興製衣有限公司 *（附註1） Dongguan Chi Hing Garments Ltd. * (Note 1)	中國 Mainland China	**100**	100	港幣四千二百五十五萬八千四百九十九元 HK$42,558,499	擁有位於中國大陸之廠房 Owning a factory in Mainland China
East Jean Limited *	香港 Hong Kong	**100**	100	十萬股每股面值港幣十元之普通股 100,000 ordinary shares of HK$10 each	在台灣經營零售服裝及配襯用品 Retailing of apparel and accessories in Taiwan

28. 主要附屬公司(續) 28. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding 2002	2001	已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
Giordano (Australia) Pty. Limited *	澳洲 Australia	**79**	79	七十萬股每股面值一澳元之普通股 700,000 ordinary shares of AUD1 each	在澳洲經營零售服裝及配襯用品 Retailing of apparel and accessories in Australia
Giordano (Japan) Limited *	日本 Japan	**100**	100	一千零二十股每股面值五萬日元之普通股 1,020 ordinary shares of JPY50,000 each	在日本經營零售服裝及配襯用品 Retailing of apparel and accessories in Japan
佐丹奴有限公司 * Giordano Limited *	香港 Hong Kong	**100**	100	五萬股每股面值港幣一百元之普通股 50,000 ordinary shares of HK$100 each	在香港經營零售及分銷服裝及配襯用品 Retailing and distribution of apparel and accessories in Hong Kong
Giordano (M) Sdn. Bhd.	馬來西亞 Malaysia	**100**	100	三十五萬股每股面值馬來西亞幣一元之普通股 350,000 ordinary shares of RM1 each	在馬來西亞經營零售服裝及配襯用品 Retailing of apparel and accessories in Malaysia
佐丹奴澳門有限公司 * Giordano (Macau) Limited *	澳門 Macau	**100**	100	澳門幣五萬元以兩份出資份額代表 MOP50,000 represented by 2 quotas	在澳門經營零售服裝及配襯用品 Retailing of apparel and accessories in Macau
Giordano Originals (Singapore) Private Limited	新加坡共和國 Republic of Singapore	**100**	100	一百九十萬零二股每股面值新加坡幣一元之普通股 1,900,002 ordinary shares of S$1 each	在新加坡經營零售服裝及配襯用品 Retailing of apparel and accessories in Singapore

28. 主要附屬公司（續） 28. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2002	2001		
Giordano (Thai) Co., Ltd. *	泰國 Thailand	**100**	100	一百萬股每股面值十泰銖之普通股 1,000,000 ordinary shares of THB10 each	在泰國經營零售服裝及配襯用品 Retailing of apparel and accessories in Thailand
富旺製衣有限公司 * Global Net Garment Manufacturing Limited *	香港 Hong Kong	**100**	100	兩股每股面值港幣一元之普通股 2 ordinary shares of HK$1 each	在香港從事服裝貿易 Trading of apparel products in Hong Kong
亮志製衣有限公司 * Gloss Mind Garment Manufacturing Company Limited *	香港 Hong Kong	**51**	51	一百萬股每股面值港幣一元之普通股 1,000,000 ordinary shares of HK$1 each	在香港從事服裝貿易 Trading of apparel products in Hong Kong
劉黃顧問有限公司 Lau, Wong & Associates Consultants Limited	香港 Hong Kong	**100**	100	二十萬股每股面值港幣一元之普通股 200,000 ordinary shares of HK$1 each	在香港提供管理顧問服務 Management consultancy service in Hong Kong
PT. Giordano Indonesia *	印尼 Indonesia	**40**	40	一千五百股每股面值一百萬印尼盾之普通股 1,500 ordinary shares of IDR1,000,000 each	在印尼經營零售服裝及配襯用品 Retailing of apparel and accessories in Indonesia

28. 主要附屬公司（續） 28. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	註冊成立地點 Place of incorporation	持有股份之實際百分率 Effective percentage of equity holding		已發行及全數繳足股本或註冊資本 Issued and fully paid share capital or registered capital	主要業務及經營地區 Principal activities and place of operation
		2002	2001		
深圳虎威製衣有限公司 *（附註 2）Shenzhen Tiger Garment Ltd. * (Note 2)	中國 Mainland China	**100**	100	人民幣一千五百一十萬元 RMB15,100,000	在中國深圳投資控股，製造及銷售服裝及配襯用品 Investment holding, manufacturing and retailing of apparel and accessories in Shenzhen, Mainland China
虎威企業有限公司 Tiger Enterprises Limited	香港 Hong Kong	**100**	100	一千股每股面值港幣一元之普通股 六千萬股每股面值港幣一元之無投票權遞延股 1,000 ordinary shares of HK$1 each 60,000,000 non-voting deferred shares of HK$1 each	在中國大陸投資控股 Investment holding in Mainland China
Walton International Ltd. *	開曼群島 Cayman Islands	**100**	100	一百零二股每股面值一美元之普通股 102 ordinary shares of US$1 each	批授商標專利權 Licensing of trademarks

* 間接附屬公司

* *subsidiaries held indirectly*

附註：

1. 東莞智興製衣有限公司乃一間外商獨資經營公司
2. 深圳虎威製衣有限公司乃一間中外合作經營公司

Notes:

1. Dongguan Chi Hing Garments Ltd. is a wholly-foreign-owned enterprise
2. Shenzhen Tiger Garment Ltd. is a sino-foreign co-operative joint venture

29. 財務報表通過 29. APPROVAL OF FINANCIAL STATEMENTS

本年度財務報表已於二零零三年三月十三日由董事會通過。

The financial statements were approved by the board of directors on March 13, 2003.

購股權計劃

本公司購股權計劃(「該計劃」)之摘要如下:

(1) 目的

以鼓勵及獎勵對本集團作出貢獻或將可作出貢獻選定之合資格人士。

(2) 合資格人士

(i) (a) 任何董事或擬委任董事(不論是執行或非執行,包括任何獨立非執行董事);僱員或擬聘請之僱員(不論是全職或兼職),或

(b) 其時借調之任何人,

屬於本集團任何成員或任何控股股東或由控股股東控制之任何公司;或

(ii) 持有本集團任何成員或任何控股股東或任何控股股東控制公司所發行之任何證券之持有人;或

(iii) (a) 任何業務或合作夥伴、特許經營權受讓人、承包商、代理或代表,

(b) 任何人士或個體提供研究、發展或其他技術支援或任何諮詢、顧問、專業或其他服務,

(c) 任何貨品或服務供應商,

(d) 任何客戶,或

(e) 任何業主及租客(包括分租租客);

乃本集團任何成員或任何控股股東或由控股股東控制之任何公司;

並就該計劃而言,將包括由一位或多位隸屬以上任何合資格人士所控制之任何公司。

SHARE OPTION SCHEME

Summary of the share option scheme of the Company ("Scheme") is as follows:

(1) Purpose

As incentives or rewards for the contribution or potential contribution to the Group from the selected eligible persons.

(2) Eligible persons

(i) (a) any director or proposed director (whether executive or non-executive, including any independent non-executive director), employee or proposed employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; or

(iii) (a) any business or joint venture partner, franchisee, contractor, agent or representative of,

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to,

(c) any supplier of goods or services to,

(d) any customer of, or

(e) any landlord or tenant (including any sub-tenant) of,

any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder;

and, for the purposes of the Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of eligible persons.

(3) 股份數目上限

可發行之股份數目上限為一億一千五百一十五萬二千八百五十一股，約相等於在本報告日本公司已發行股份之百分之八。

(4) 每位合資格人士可獲授權益上限

每位合資格人士在任何十二個月內(直至授出購股權當日止)，根據該計劃及本公司任何其他購股權計劃獲授之購股權(包括已註銷、已行使及尚未行使之購股權)予以行使時，所發行及將發行之股份上限不得超過本公司已發行股份之百分之一。

(5) 購股權行使期

購股權可根據該計劃條款之規定，於董事授出購股權時，決定授出之購股權當日或其後日子開始行使，直至董事授出購股權時已決定之日期營業時間結束時屆滿(惟於任何情況下，由授出購股權當日起計不可超過十年，而接受提供之購股權當日亦以授出購股權之日期計)。

(6) 接受提供之購股權

購股權獲授人必須於本公司提供授出購股權日期起三十天內(包括提供購股權當日)接受有關之提供。於接受提供授予之購股權時，須繳付港幣一元。

(7) 釐定購股權行使價之基準

行使購股權時須予支付之每股股份之購股權價將由董事決定，惟購股權價須至少為下列兩者中之較高者：

(i) 於授出日期之股份收市價；及

(ii) 授出日期前五個營業日之平均收市價，

惟每股股份之購股權價在任何情況下不可低於一股股份之面值。

(8) 該計劃尚餘之有效期

該計劃維持生效直至二零一二年一月二十四日屆滿。

(3) Maximum number of shares

The maximum number of shares available for issue is 115,152,851, representing approximately eight percent of the issued share capital of the Company as at the date of this report.

(4) Maximum entitlement of each eligible person

The maximum number of shares issued and to be issued upon exercise of options granted under the Scheme and any other share option schemes of the Company to any eligible person (including cancelled, exercised and outstanding options), in any 12-month period up to the date of grant shall not exceed one percent of the shares in issue.

(5) Time of exercise of option

An option may be exercised in accordance with the terms of the Scheme at any time during a period commencing on such date on or after the date on which the option is granted as the directors may determine in granting the option and expiring at the close of business on such date as the directors may determine in granting the option but in any event shall not exceed ten years from the date of grant (which is the date of offer of grant if the offer for the grant of the option is accepted).

(6) Acceptance of offers

An offer for the grant of options must be accepted within 30 days inclusive of the day on which such offer was made. The amount payable on acceptance of the offer for the grant of an option is HK$1.00.

(7) Basis of determining the option exercise price

The option price per share payable on the exercise of an option is to be determined by the directors provided always that it shall be at least the higher of:

(i) the closing price of the shares on the date of offer; and

(ii) the average closing price of the shares for the five business days immediately preceding the date of offer,

provided that the option exercise price per share shall in no event be less than the nominal amount of a share.

(8) The remaining life of the Scheme

The Scheme will remain in force until January 24, 2012.

購股權之變動

MOVEMENT OF SHARE OPTIONS

本年度內，本公司購股權之變動詳情載列如下：

During the year, movements of the Company's share options are set out below:

	購股權數目 Number of Share Options							
合資格人士 Eligible person	於二零零二年一月一日之結餘 Balance as at 01/01/2002	於本年度內授出 Granted during the year	於本年度內行使 Exercised during the year	於本年度內註銷/失效 Cancelled/ Lapsed during the year	於二零零二年十二月三十一日之結餘 Balance as at 12/31/2002	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
劉國權	15,000,000	-	-	-	15,000,000	2.600	08/24/1995	02/24/1996 - 05/28/2005
Lau Kwok Kuen, Peter	10,000,000	-	-	-	10,000,000	2.830	05/07/1996	05/07/1999 - 05/28/2005
董事 Director	25,000,000	-	-	-	25,000,000			
馮永昌	800,000	-	800,000	-	-	2.150	05/30/1995	05/30/1998 - 05/28/2005
Fung Wing Cheong, Charles	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
Director	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	-	1,666,000	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	-	1,666,000	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	-	1,668,000	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	1,700,000	5,000,000	800,000	-	5,900,000			
馬灼安	468,000	-	-	-	468,000	0.878	12/05/1997	12/05/1999 - 05/28/2005
Mah Chuck On, Bernard	472,000	-	-	-	472,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
董事	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
Director	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	-	1,666,000	-	-	1,666,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	-	1,666,000	-	-	1,666,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	-	1,668,000	-	-	1,668,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	1,840,000	5,000,000	-	-	6,840,000			
黃百全	548,000	-	-	-	548,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
Wong Pak Chuen, Paul	200,000	-	-	-	200,000	3.384	04/26/2001	04/26/2004 - 05/28/2005
董事 Director	748,000	-	-	-	748,000			

購股權之變動（續） MOVEMENT OF SHARE OPTIONS (continued)

合資格人士 Eligible person	購股權數目 Number of Share Options: 於二零零二年一月一日之結餘 Balance as at 01/01/2002	於本年度內授出 Granted during the year	於本年度內行使 Exercised during the year	於本年度內註銷/失效 Cancelled/ Lapsed during the year	於二零零二年十二月三十一日之結餘 Balance as at 12/31/2002	每股行使價 Exercise price per share	授出日期 Date of grant	行使期 Exercisable period
						港元 HK$	(月/日/年) (MM/DD/YYYY)	(月/日/年) (MM/DD/YYYY)
連續合約僱員 Continuous contract employees	1,228,000	-	116,000	-	1,112,000	2.150	05/30/1995	05/30/1998 - 05/28/2005
	2,800,000	-	1,000,000	-	1,800,000	3.190	03/04/1996	09/04/1996 - 05/28/2005
	1,356,000	-	1,172,000	-	184,000	0.878	12/05/1997	12/05/1999 - 05/28/2005
	2,412,000	-	520,000	-	1,892,000	0.878	12/05/1997	12/05/2000 - 05/28/2005
	300,000	-	300,000	-	-	0.692	02/24/1999	02/24/2000 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2001 - 05/28/2005
	300,000	-	-	-	300,000	0.692	02/24/1999	02/24/2002 - 05/28/2005
	408,000	-	408,000	-	-	0.770	03/05/1999	03/05/2002 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2000 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2001 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2002 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2003 - 05/28/2005
	240,000	-	-	-	240,000	2.320	07/17/1999	08/01/2004 - 05/28/2005
	400,000	-	-	-	400,000	4.460	07/08/2000	07/08/2001 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2002 - 05/28/2005
	300,000	-	-	-	300,000	4.460	07/08/2000	07/08/2003 - 05/28/2005
	4,470,000	-	-	370,000	4,100,000	3.728	02/07/2001	02/07/2004 - 05/28/2005
	5,474,000	-	-	-	5,474,000	3.108	08/31/2001	08/31/2003 - 05/28/2005
	-	5,024,000	-	110,000	4,914,000	4.650	04/08/2002	04/08/2003 - 04/07/2012
	-	5,024,000	-	110,000	4,914,000	4.650	04/08/2002	04/08/2004 - 04/07/2012
	-	5,502,000	-	110,000	5,392,000	4.650	04/08/2002	04/08/2005 - 04/07/2012
	21,248,000	15,550,000	3,516,000	700,000	32,582,000			

附註：

1. 購股權授出日（即二零零二年四月八日）前一天之股份收市價為港幣四元五角五仙
2. 有關馮永昌先生及連續合約僱員已行使之購股權於緊隨行使日前之加權平均股份收市價分別為港幣五元一角及港幣四元六角二仙

Notes:

1. The closing price of the share immediately before the options granted on April 8, 2002 is HK$4.55
2. The weighted average closing prices of the shares immediately before the dates of exercise are HK$5.10 and HK$4.62 respectively regarding the options exercised by Mr. Fung Wing Cheong, Charles and the Continuous Contract Employees

購股權估值

購股權授予時，在財務報表上並不會確認，但只會於行使時才確認。於二零零二年財政年度購股權授予之每股合理價值為港幣二元一角八仙。該合理價值乃採用柏力克．舒爾斯期權定價模式，並於授出日採用以下之假設數據計算：

無風險利率	：	百分之五點九（於授出日之十年期外匯基金債券的大約孳息）
預期股息	：	歷史股息每股為港幣一角四仙
預期波幅	：	歷史波幅為百分之四十六
預期有效期	：	十年

柏力克．舒爾斯期權定價模式的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權之合理價值。而且，該期權定價模式亦須視乎若干高度主觀假設數據，包括預期股價波幅。任何主觀假設數據倘出現任何變動均會對購股權之合理價值造成重大影響。

VALUATION OF SHARE OPTIONS

The share options granted are not recognized in the financial statements until they are exercised. The fair value per share option granted during the fiscal year 2002 is HK$2.18. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	:	5.9 percent, being the approximate yield of 10-year Exchange Fund Note on the grant date
Expected dividend	:	historical dividends of 14 HK cents per share
Expected volatility	:	46 percent based on historical volatility
Expected life	:	10 years

The Black-Scholes option pricing model is developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Any changes in the subjective input assumptions may materially affect the estimation of the fair value of an option.

茲通告佐丹奴國際有限公司(「本公司」)謹訂於二零零三年四月二十四日星期四上午十一時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行股東週年大會,處理下列事項:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Giordano International Limited ("Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 24, 2003 at 11:00 a.m. for the following purposes:

1. 省覽截至二零零二年十二月三十一日止年度之經審核財務報表、董事會及核數師報告書。
2. 宣布派發截至二零零二年十二月三十一日止年度之末期股息。
3. 宣布派發截至二零零二年十二月三十一日止年度之特別股息。
4. 重選退任董事。
5. 續聘核數師及授權董事會釐定其酬金。
6. 作為特別事項,考慮並酌情通過或經修訂後通過下列決議案為普通決議案:

普通決議案

(1) 「動議:

(A) 無條件授予本公司董事會一項一般性授權,可於有關期間內發行、配發或處理本公司股本中之額外股份,並作出或授予可能須行使該等權力之建議、協議及購股權,惟須符合下列條件:

(a) 該項授權之有效期不可超越有關期間,但本公司董事會可在有關期間內作出或授予可能於有關期間內或屆滿後行使該等權力之建議、協議及購股權;及

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2002.
2. To declare a final dividend for the year ended December 31, 2002.
3. To declare a special dividend for the year ended December 31, 2002.
4. To re-elect retiring directors.
5. To re-appoint the auditors and to authorize the directors to fix their remuneration.
6. As special business, to consider and, if thought fit, pass, with or without modifications, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(1) "THAT:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to issue, allot or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) 本公司董事會依據上述授權而配發、發行或處理本公司股本中之股份(除因:(i)供股;或(ii)依據本公司所發行賦有權力認購或購買本公司股份之認股權證或其他證券之條款而行使認購權或兑換股權;或(iii)根據本公司股東採納之任何購股權計劃,向合資格人士授出可認購本公司股份之購股權,而該等人士因行使有關購股權所發行之股份;或(iv)根據本公司細則訂立之以股代息或其他類似計劃而發行之股份除外)面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之二十;及

(B) 就本決議案而言:

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間:

(a) 本公司下屆股東週年大會結束;

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日;及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (iii) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to eligible persons options to subscribe for or rights to acquire shares of the Company; or (iv) any scrip dividend or other similar scheme implemented in accordance with the Bye-Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

「供股」乃指本公司董事會於所定期間內根據某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之股份發售建議(惟本公司董事會有權就零碎配額，或就考慮任何香港以外地區但適用於本公司之法律及法規下之限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock exchange in any territory outside Hong Kong)."

(2) 「**動議**：

(A) 無條件授予本公司董事會一項一般性授權，可於有關期間內行使本公司一切權力購回本公司股本中之股份，惟須符合下列條件：

(a) 根據該項授權行使一切權力，惟須遵守所有適用法例及香港聯合交易所有限公司證券上市規則或任何其他適用之證券交易所規定；及

(b) 本公司依據上述授權而購回之本公司股本中之股份面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十；及

(B) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日起至下列最早日期止之期間：

(a) 本公司下屆股東週年大會結束；

(2) "**THAT**:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) 依照本公司細則或百慕達適用之法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(c) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所給予之授權。」

(3) 「動議批准將本公司董事會根據召開本大會通告內第六(一)項決議案所獲可在有關期間(按該決議案之定義)發行、配發或處理本公司之額外股份之一般授權擴大，使根據該項一般授權可發行、配發或處理之本公司股份面值總額增加，而加幅等於本公司董事會行使本公司權力所購回之股份面值總額，惟該增幅不可超逾本公司於通過本決議案當日已發行股本面值總額之百分之十。」

承董事會命
梁思敏
公司秘書

香港，二零零三年三月十四日

附註：

1. 凡有權出席上文通告所召開之大會並於大會上投票之股東，均有權委派一位或以上之代表出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會指定舉行時間最少四十八小時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "**THAT** the general mandate granted to the directors of the Company pursuant to the authority given in the resolution set out in item 6(1) in the notice convening this meeting to issue, allot or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be issued, allotted or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

By Order of the Board
LEUNG SZE MAN, ALICE
Company Secretary

Hong Kong, March 14, 2003

Notes:

1. A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

2. To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

3. 本公司將由二零零三年四月二十二日至二零零三年四月二十四日(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲得將在股東週年大會上批准派發之末期及特別股息(約於二零零三年五月十五日派發),所有過戶文件連同有關股票最遲須於二零零三年四月十七日下午四時前送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司,地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下,辦理登記手續。

4. 建議股東參閱年報中的附錄 — 說明文件所載之以上通告所列之普通決議案第六(二)項之重要資料。

5. 關於以上通告中普通決議案第六(一)及六(三)項授予本公司董事會之一般性授權,旨在使彼等可發行最多達一指定數目之股份而無須事先獲得股東大會上批准,以應付例如須在短期內完成需要發行股份之交易(例如收購事項)。董事會認為獲得該項一般性授權將對本公司有利。董事會茲表明現時並無計劃發行本公司任何新股份。

3. The Register of Members of the Company will be closed from April 22, 2003 to April 24, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends (which will be payable on or about May 15, 2003) to be approved at the forthcoming Annual General Meeting, all transfers documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on April 17, 2003.

4. Shareholders are recommended to read the Appendix – Explanatory Statement to the annual report which contains important information concerning the ordinary resolution set out in item 6(2) in the above notice.

5. Concerning the ordinary resolutions set out in items 6(1) and 6(3) in the above notice, the purpose of the general mandate to be conferred on the directors of the Company is to enable them to issue shares up to a specified number without having to first obtain the consent of shareholders in general meeting. The need for such an issue of shares could, for example, arise in the context of a transaction (such as an acquisition) which has to be completed speedily. The directors believe that it is in the interest of the Company if such a general mandate is granted to them. The directors wish to state that they presently do not have any immediate plans to issue any new shares in the Company.

香港聯合交易所有限公司對下列資料的內容概不負責，對其準確性或完整性亦不發表任何聲明。並明確表示概不就因下列全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of the following information, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the following information.

購回股份授權

以下說明文件乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)送達各股東，有關佐丹奴國際有限公司(「本公司」)將於二零零三年四月二十四日舉行之股東週年大會上提呈的一項載於股東週年大會通告內第六(二)項之普通決議案，以授予本公司董事會(「董事會」)一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內，隨時行使本公司之權力，以購回本公司已發行並全數繳付之股本中每股面值港幣五仙之股份(「股份」)最多不超過於決議案通過當日本公司已發行股本之百分之十(「購回股份授權」)。

SHARE REPURCHASE MANDATE

The following is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") relating to the ordinary resolution set out in item 6(2) in the notice of Annual General Meeting to be proposed at the Annual General Meeting of Giordano International Limited ("Company") to be held on April 24, 2003 to approve a general and unconditional mandate to be given to directors of the Company ("Directors") to exercise the powers of the Company to repurchase, at any time until the next Annual General Meeting of the Company or such earlier period as stated in the ordinary resolution, the issued and fully paid-up shares of HK$0.05 each in the capital of the Company ("Shares") representing up to a maximum of ten percent of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

(A) 建議購回股份授權

建議董事會可行使本公司之權力，使董事會可購回之股份數目不得超過購回股份授權決議案通過之日，本公司已發行股份之百分之十。於二零零三年三月二十一日，即印製本年報前最後可行日期(「最後可行日期」)，本公司已發行股份數目達十四億四千零七十二萬八千五百一十八股。據此，全面行使購回股份授權(即在購回股份授權決議案通過日，本公司已發行股份數目之百分之十)，可讓本公司購回股份一億四千四百零七萬二千八百五十一股。

(A) Proposed Share Repurchase Mandate

It is proposed that the Directors may exercise the powers of the Company to repurchase up to ten percent of the Shares in issue as at the date of the passing of the resolution to approve the granting to the Directors the Share Repurchase Mandate. As at March 21, 2003, being the latest practicable date prior to the printing of this annual report ("Latest Practicable Date"), the number of Shares in issue was 1,440,728,518 Shares. Accordingly, the exercise of the Share Repurchase Mandate in full (being the repurchase of ten percent of the Shares in issue as at the date of the passing of the resolution to approve the Share Repurchase Mandate) would enable the Company to repurchase 144,072,851 Shares.

(B) 購回原因

董事會深信倘若股東授予董事會該一般性授權於市場上購回股份，可使本公司及其股東有最佳利益。該購回只會當董事會根據市場實況及資金安排，認為購回股份可增加本公司資產淨值及/或股份盈利時，才會進行。

(B) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders of the Company to repurchase Shares in the market. A repurchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchase will be to the benefit of the Company.

(C) 購回之資金

預期購回任何股份所需之資金，必須是依據百慕達法例及本公司組織章程大綱及細則所規定可合法用於該用途之資金。董事會建議根據購回股份授權而作出之股份購回將由本公司之內部資源或現有之銀行信貸支付。

購回股份授權倘若全面付諸實行，可能會對本公司之營運資金或負債情況有重大之不利影響（比對本公司於其截至二零零二年十二月三十一日止年度之經審核財務報表所披露之狀況而言）。董事會祇在彼等認為行使該授權並不會導致此等重大不利影響之情形下才會行使是項權力。

(C) Funding of Repurchases

Repurchases must be funded out of funds legally available for such purpose in accordance with the laws of Bermuda and the Memorandum of Association and the Bye-Laws of the Company. The Directors propose that repurchases of Shares under the Share Repurchase Mandate would be financed from the Company's internal resources or existing banking facilities.

Whilst the Share Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the Company's audited financial statements for the year ended December 31, 2002, the Directors expect to exercise such mandate if and to such extent only as they are satisfied that the exercise thereof will not have such a material adverse impact.

(D) 股價

過去十二個月每月在聯交所錄得之股份最高及最低價如下：

(D) Share Prices

The highest and lowest prices at which Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

		最高 Highest	最低 Lowest
		港元 HK$	港元 HK$
二零零二年	**2002**		
三月	March	4.800	3.900
四月	April	5.050	4.425
五月	May	5.550	4.450
六月	June	4.825	4.125
七月	July	4.800	3.375
八月	August	3.925	3.375
九月	September	3.750	2.925
十月	October	3.400	2.800
十一月	November	3.475	2.925
十二月	December	3.600	2.975
二零零三年	**2003**		
一月	January	3.325	2.775
二月	February	2.800	2.325

(E) 一般資料

若股東批准購回股份授權予董事會，董事會或(在董事會作出一切合理查詢後確知)其任何關連人士現概無有意將股份售予本公司。

董事會已向聯交所保證將根據上市規則、百慕達法例及本公司組織章程大綱及細則，按照購回股份授權而行使本公司購回股份之權力。

就董事會所知，於最後可行日期，本公司根據證券(披露權益)條例第十六(一)條規定存置之登記冊內之記錄，並無任何人士直接或間接擁有本公司已發行股本百分之十或以上之權益。因此，董事會並不察覺如根據購回股份授權購回股份後，會根據香港公司收購及合併守則而引起任何後果。

倘若股東批准購回股份授權，本公司之有關連人士(按上市規則定義)現時並無表示有意將股份售予本公司，而所述人士亦無承諾不會將任何該股份售予本公司。

於最後可行日期前六個月內，本公司並無購回任何股份。

(E) General Information

There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of Directors who have a present intention to sell Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda and the Memorandum of Association and Bye-Laws of the Company.

So far as the Directors are aware, no parties were, directly or indirectly, interested in ten percent or more of the issued share capital of the Company as at the Latest Practicable Date as recorded in the register kept by the Company under Section 16(1) of the Securities (Disclosure of Interests) Ordinance. Accordingly, the Directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases made pursuant to the Share Repurchase Mandate.

No connected persons of the Company (as defined in the Listing Rules) have notified the Company of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the Share Repurchase Mandate is granted by shareholders.

During the six months prior to the Latest Practicable Date, the Company had not repurchased any Shares.

GIORDANO
www.giordano.com.hk
Giordano International Limited
(Incorporated in Bermuda with limited liability)
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon Hong Kong